13


07020175

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inpex Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED

JAN 09 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34839 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 1/8/07



Accounting Period: March 2006

Abbreviated Financial Results(Consolidated) (English Translation of "Kessan Tanshin")

May 16, 2006

Listed Company Name: **INPEX Holdings Inc.** Exchanges Listed: TSE 1

(Teikoku Oil Co., Ltd. Portion)

Securities Code: 1605 Headquarters Location: Tokyo

3-31-06
AR/S

(URL http://www.inpexhd.co.jp/)

Name and Position of Representative: Naoki Kuroda, President and Representative Director

Name and Position of Contact Person: Shuhei Miyamoto, General Manager Corporate Communications Unit TEL (03) 5448−0205

Date of Board of Directors Meeting: May 16, 2006

Adoption of U.S. GAAP: No

1. March 2006 Consolidated Results (January 1, 2006～March 31, 2006)

(1)Consolidated Financial Results (Note) Amounts truncated to the nearest million yen.

	Net Sales		Operating Income		Ordinary Income	
Fiscal Year to:	Yen Mln	%	Yen Mln	%	Yen Mln	%
Mar. 2006	27,718	−	9,470	−	12,804	−
Dec. 2005	100,716	19.9	21,077	55.7	22,820	38.1

	Net Income		Earnings per Share		Fully Diluted Earnings per Share		Net Income Return on Equity	Ordinary Income Return on Assets	Ordinary Income to Total Sales
	Yen Mln	%	Yen	Sen	Yen	Sen	%	%	%
Mar. 2006	6,484	−	21	28	−	−	3.2	4.3	46.2
Dec. 2005	15,485	66.9	50	61	−	−	8.5	8.5	22.7

(Note)
① Equity in investment returns Mar. 2006 ¥4,067 million Dec. 2005 ¥320 million
② Average outstanding shares (consolidated) for the period ended: Mar. 2006 304,709,452 shares Dec. 2005 304,979,500 shares
③ Changes in accounting method Yes
④ Percentage changes in net sales, operating income, ordinary income and net income are comparisons to the previous period.
⑤ As the March 2006 period is a three-month reporting period due to a change in accounting period, there are no comparisons with the previous period.

(2)Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Book Value per Share	
	Yen Mln	Yen Mln	%	Yen	Sen
Mar. 2006	308,659	205,256	66.5	673	93
Dec. 2005	293,767	197,216	67.1	646	90

(Note) End of period outstanding shares (Consolidated) Mar. 2006 304,567,933 shares Dec. 2005 304,789,235 shares

(3)Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	End of Period Cash and Cash Equivalents
	Yen Mln	Yen Mln	Yen Mln	Yen Mln
Mar. 2006	9,872	(4,705)	5,480	36,175
Dec. 2005	15,118	(20,287)	7,845	25,545

(4)Items relating to scope of consolidation and application of equity method accounting

Consolidated Subsidiaries 27 Co. Non-consolidated subsidiaries reflected under the equity method 0 Co. Affiliated companies reflected under the equity method 2 Co.

(5)Changes in scope of consolidation and application of equity method accounting.

Consolidated (Added) 0 Co. (Removed) 0 Co.
Equity Method (Added) 1 Co. (Removed) 0 Co.

1. Group Overview

The Teikoku Oil Group (Teikoku Oil Co., Ltd. and its affiliates) consists of Teikoku Oil Co., Ltd., 32 subsidiaries (of which 27 are consolidated) and nine affiliates (of which two are reflected in consolidated accounts under the equity method), whose main business operations and major Group companies are grouped into the following areas.

Segment	Major Businesses	Main Companies	
Oil and Natural Gas-Related Businesses	Oil and natural gas exploration and development	Japan	*Teikoku Oil Co., Ltd.,*Offshore Iwaki Petroleum Co., Ltd.
		Overseas	*Teikoku Oil (Venezuela) Co., Ltd., Teikoku Oil SCT Exploration B.V., Teikoku Oil Libya UK LTD, Teikoku Oil Suez SEJ Co., Ltd. Teikoku Oil Algeria (El Ouar) Co., Ltd., Teikoku Oil (North America) Co., Ltd. Teikoku Oil (Con Son) Co., Ltd., Teikoku Oil Suez SOB Co., Ltd., Teikoku Oil Nile NQR Co., Ltd., *Teikoku Oil (D.R. Congo) Co., Ltd., *Teikoku Oil Ecuador *The Egyptian Petroleum Development Co., Ltd., *Japan Ohanet Oil and Gas Co., Ltd.
	Oil refining storage and shipment	Japan	Teiseki Topping Plant. Co., Ltd.
	Natural gas transportation	Japan	Teikoku Oil Co., Ltd., Teiseki Pipeline Co., Ltd.
	Supply of city gas, sales and transportation of petroleum products	Japan	Teikoku Oil Co., Ltd., Teiseki Propane Co., Ltd., Saitama Gas Co., Ltd., Teiseki Transport System Co., Ltd.
		Overseas	Teikoku Oil Company Panama, S.A.
Other Businesses	Civil construction, well drilling, real estate-related businesses, and warehousing services	Japan	Teiseki Drilling Co., Ltd., Teiseki Real Estate Co., Ltd., Daiichi Warehouse Co., Ltd.

(Notes)
1. Of the major companies listed in the above, Japan Ohanet Oil & Gas is reflected in consolidated accounts under the equity method.
2. Companies marked with an asterisk are engaged in crude oil and natural gas production.

The following is an organizational chart of the relationships within the Teikoku Oil Group.


【Oil and Natural Gas Related Businesses】
(Domestic)
Offshore Iwaki Petroleum Co., Ltd.
Teiseki Topping Plant Co., Ltd.
Teiseki Pipeline Co., Ltd.
Teiseki Propane Co., Ltd.
Saitama Gas Co., Ltd.
Teiseki Transport System Co., Ltd.
4 other companies
Crude oil refining, storage of petroleum products, and shipping
Natural gas transportation, Pipeline operation, maintenance and management
Sales of LPG
Sales of natural gas
Transportation of drilling -related equipment and materials, and transport of crude oil etc
Sales of petroleum products
Teikoku Oil Co., Ltd.
【Other Businesses】
(Civil Engineering and Drilling)
Excavation, civil engineering
Teiseki Drilling Co., Ltd.
Sales of mud-water treatment chemicals
Telnite Co., Ltd.
Provision of mud-water treatment technologies
【Other Businesses】
(Real Estate Relayed)
Real estate rental
Teiseki Real Estate Co., Ltd.
Real estate management
【Other Businesses】
(Others)
Daiichi Warehouse Co., Ltd.
2 other companies


【Oil and Natural Gas Related Businesses】
(Overseas)
◎Teikoku Oil (Venezuela) Co., Ltd.
Teikoku Oil SCT Exploration B.V.
Teikoku Oil Libya UK LTD
Teikoku Oil Suez SEJ Co., Ltd.
Teikoku Oil Algeria (El Ouar) Co., Ltd.
Teikoku Oil (North America) Co., Ltd.
Teikoku Oil (Con Son) Co., Ltd.
Teikoku Oil Suez SOB Co., Ltd.
Teikoku Oil Nile NQR Co., Ltd.
Teikoku Oil (D.R. Congo) Co., Ltd.
Teikoku Oil Company Panama, S.A.
Teikoku Oil Ecuador
◎The Egyptian Petroleum Development Co., Ltd.
◇Japan Ohanet Oil & Gas Co., Ltd.
11 other companies
Crude oil sales
Legend:
Consolidated subsidiary
Affiliate
◎ Specialty Company
◇ Equity Company

(Note) The Company has decided to liquidate the consolidated subsidiary Teikoku Oil Suez SEJ Co., Ltd. in April 2006

2. Business Performance and Financial Condition

1. Business Performance

(1) Overview of the special fiscal year ending March 31, 2006

Japan's economy for the period under review continued to consistently recover, supported by strong personal consumption and continued increases in private sector capital expenditures as well as exports.

The oil environment during this period was characterized by continued high levels of international crude oil prices, given increased demand for oil globally, declining spare production capacity in OPEC, and unstable political conditions in oil producing nations. As a result, domestic prices for crude oil and petrochemical products were in a rising trend. On the other hand, while the competitive environment continued to be severe reflecting progress in deregulation and increasing social awareness of the environment, demand continued to increase centering on industrial demand which was aided by the sharp increase in crude oil prices.

Given this environment, the Teikoku Oil Group continued working to ensure domestic and overseas sources of energy in an effort to provide a long term stable supply of energy as our contribution to an abundant society.

Domestically, in addition to active exploration and development activities and efforts to develop new demand for natural gas, the Group continued working to expand its domestic business base by increasing capacity at its main Minami Nagaoka gas field, and expanding its pipeline network. Overseas, the Group continued to strategically develop new projects with a particular focus on South and Middle America as well as North Africa.

In addition, with regard to the business integration with INPEX CORPORATION, following the approval of proposals at extraordinary shareholder meetings of both companies on January 31 of this year, a new joint holding company, INPEX Holdings Inc. was established on April 3 as the result of the joint stock transfer.

Net sales for the period were ¥27,718 million, while ordinary income was ¥12,804 million, reflecting equity in earnings of affiliates from the sale of investment securities. Net income for the period was ¥6,484 million due to special losses such as existing investment value as the result of a basic agreement to amend the operating service agreement for a Venezuela project.

Business performance by operating segment was as follows.

[Oil & Gas]

Net sales of mainline natural gas were ¥12, 951 million, reflecting the contribution from efforts to increase domestic sales and variable seasonal factors, as sales levels tend to be relatively higher during the winter season.

In terms of crude oil and petroleum products, continued high selling prices from the previous period resulted in crude oil sales of ¥3,995 million and petroleum product sales of ¥9,867 million.

As a result, total sales for the segment were ¥27,392 million, while operating income was ¥9,390 million owing to a decline in domestic exploration activities.

[Others]

In the drilling operations, sales were recorded for geothermal well drilling construction, resulting in total segment sales of ¥325 million and operating income of ¥9 million.

In addition, business performance by geographical segment was as follows.

① Japan

In addition to favorable sales of the main product of natural gas, selling prices for petroleum products continued at high levels, as was the case the previous fiscal year. As a result, total sales in Japan were ¥23,144 million, while a decline in exploration activities resulted in operating income of ¥7,117 million.

② Africa

Given the continued high level of crude oil prices which continued from the previous period, sales were ¥2,564 million and operating income was ¥2,116 million.

③ Middle and South America

As crude oil prices continued at high levels from the previous period, sales were ¥2,009 million and operating income was ¥198 million.

④ Other Regions

There were no sales or operating expenses recorded from Other Regions for the period.

2. Financial Condition

(1) Balance Sheet Condition

As was the case during the previous period, the Group endeavored to efficiently utilize funding sources within the Group in an effort to maintain a healthy balance sheet during the period in response to a continued high level of fund demand for domestic and overseas operations.

Total assets at the end of the period were ¥14,892 million higher at ¥308,659 million compared to the end of the prior reporting period (end of December 2005). Of this total, current assets increased ¥7,278 million from the end of the prior period to ¥65,864 million. The major reason for this increase were increases in marketable securities and cash on hand and bank deposits. Fixed assets were ¥7,614 million higher than at the end of the prior period at ¥242, 794 million. This mainly was due to an increase in the current value of investment securities included in investments and other assets, and an increase in the construction in progress account included under property, plant & equipment given progress in construction to expand production capacity.

Total liabilities increased ¥6,854 million to ¥101,083 million from the end of the previous period, with the main reason for the increase being long-term borrowings for new capital expenditures such as new pipeline construction, and higher valuation differentials on investment securities which resulted in an increase in deferred tax liabilities.

Shareholders' equity increased ¥8,040 million to ¥205,256 million compared to the end of the prior period due to an increase in earnings surplus and and increased valuation differential for other marketable securities.

As a result, shareholders' equity ratio at the end of the period was 66.5% compared to 67.1% at the end of the prior period, and book value per share was ¥673.93 versus ¥646.90 at the end of the previous period.

(2) Cash Flows

Cash and cash equivalents (hereafter, funds) at the end of the period were ¥10,629 million higher at ¥36,175 million compared to the end of the previous period (December 2005).

The status of cash flows from operating, investment and financing activities and the factors affecting each are as follows.

(Cash Flows from Operating Activities)

Cash flows provided from operating activities were ¥9,872 million. The main sources of cash inflows were pretax income of ¥10,216 million and a decrease in accounts receivable of ¥2,690 million.

(Cash Flows from Investing Activities)

Cash flows used in investing activities were ¥4,705 million. This mainly was the result of expenditures of ¥3,545 million to acquire tangible fixed assets, and expenditures of ¥683 million in the exploration and development investment account.

(Cash Flows from Financing Activities)

Cash flows provided by financing activities were ¥5,480 million. The main source of these cash flows was long-term borrowings of ¥7,945 million.

Furthermore, the trend in the Group's cash flow indicators is as follows.

	Dec. 2003	Dec. 2004	Dec. 2005	Mar. 2006
Shareholders' Equity Ratio (%)	69.1	69.0	67.1	66.5
Shareholders' Equity Ratio at Current Market Prices (%)	72.7	72.3	160.2	140.2
Years Needed to Repay Debt (Years)	1.1	0.9	1.9	——
Interest Coverage Ratio (X)	44.0	51.5	22.2	57.3

(Notes) 1. Shareholders' Equity Ratio: Shareholders' equity/Total assets
Current Value Shareholders' Equity: Current market capitalization/Total assets
Years Needed to Repay Debt: Interest-bearing debt/Operating cash flow
Interest Coverage Ratio: Operating cash flow/Interest paid

2. All indicators are calculated based on consolidated financial statement amounts.
3. Stock market capitalization is calculated using end of period stock price X end of period outstanding shares (excluding treasury stock). In addition, the end-of-year stock price used for the current fiscal year is the closing price before the day of delisting.
4. Operating cash flow used is the amount of operating cash flows as given in the Consolidated Statements of Cash Flows. Interest-bearing debt includes all of the debt that is recorded on the Consolidated Balance Sheets for which interest is paid. In addition, the amount of interest paid used is given in the Consolidated Statements of Cash Flows.
5. As the March 2006 accounting period is a three-month accounting period due to a change in accounting period, years needed to repay debt has not been included.

3. Business and Other Risks

Regarding risk in the Group's businesses and other risks, the following items may have a material impact on investor decisions.

In addition, while the following contains items that refer to the future, the description of such items is based on the Group's assessment as of the end of the accounting period under review and is based on the information available at that time.

(1) Characteristic Risks of the Business

The oil and natural gas exploration activities of the Group normally involve a significant amount of investment and long periods of time between project start and the recovery of capital invested. In addition, the business involves the characteristic risk of all exploration and production operations in that there is no guarantee that the resources found will be of sufficient scale to be commercially developed, and moreover that the probability of such a discovery is low. After commercialization, there is also the risk that fluctuations in crude oil prices, exchange rates and other market prices could lead to changes in the operating environment such as increased investment, increased operating expenses that reduce expected returns, which could have a negative impact on the Group's financial performance.

In order to mitigate these risks, the Group's investment allocations in the exploration and development business are managed within levels that do not pose a serious risk to its financial health. At the same time, the Group endeavors to minimize this risk by improving its technological and project evaluation capabilities and seeking to participate in different types of projects in order to create an optimal business portfolio.

(2) Country Risk

The Group's overseas oil and natural gas resource development activities are often in regions that present a high degree of country risk, and changes in the respective countries' political, economic, policy, legal and tax regimes could have a potential impact on the Group's overseas operations.

Currently, the Group's strategic regional focus is on Middle/South America and North Africa, and the Group is working to strengthen its ability to analyze and respond to potential risks through increased understanding, knowledge and experience in these regions. In addition, the Group is working to further minimize risk by combining different types of businesses and by forming partnerships with companies having a well-established track record in that region.

(3) Oil Price, Exchange Rate and LNG Price Fluctuations

As the Group sells crude oil and petrochemical products both in Japan and in overseas markets, fluctuations in crude oil prices and exchange rates can have an impact on the Group's financial performance. In natural gas sales, price fluctuations in LNG and competing energy prices can exert downward pressure on selling prices and therefore impact the Group's financial performance.

Moreover, as the majority of natural gas sold in the Japanese market is sold under contracts with fixed selling prices for the full fiscal year (from April to March of the following year), the impact of temporary fluctuations in market prices is minimal.

(4) Natural Gas Demand Fluctuations

Consumer demand for natural gas, which is a major product for the Group, is easily affected by changes in weather conditions such as temperature and humidity. In addition, the growth in recent years of industrial demand could be negatively affected by restructuring among corporate customers, which would lead to significant changes in demand and as a result have a significant impact on the Group's financial performance.

(5) Changes in the Market Environment Caused by Deregulation

Competition in the domestic natural gas business is intensifying given the liberalization of energy markets and the entry of new competitors crossing traditional business domains in electric power, gas and oil. In addition, the ratification of the amended Gas Utility Industry Law in April 2004 requires that "gas pipeline operators" to provide contracted supply has made the operating environment more competitive. As a result, the Group is facing increased price competition for not only new customers, but also for existing customers. Such changes in the market environment could have a material impact on the Group's financial performance.

In response, the Group is working to enhance its superior market position by more effectively utilizing its natural gas reserves to improve price competitiveness.

(6) Natural Disasters and Accidents

The Group's excavation, oil and natural gas development, production and transportation activities incur operational accident and natural disaster risks that are inherent to the nature of the mining business. In addition, the occurrence of a large natural disaster or an accident could not only cause direct losses, but also potentially result in compensation being paid to third parties, administrative penalties and/or loss of reputation or other intangible losses.

The Group is working to mitigate such risk by strengthening everyday safety and compliance, has established crisis management procedures, and is maintaining sufficient amounts of insurance to cover such contingencies.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005 Value (¥ Mln)		(%) Total	Consolidated Fiscal Year Ended March 31, 2006 Value (¥ Mln)		(%) Total	Increase/ (decrease) Value (¥ Mln)
(Assets)								
I Current Assets								
1. Cash & deposits			13,387			19,268		5,881
2. Notes, accounts receivable			15,921			13,200		(2,721)
3. Marketable securities			9,182			18,332		9,150
4. Inventories			6,330			6,308		(22)
5. Others			13,771			8,762		(5,009)
6. Less: Provisions for doubtful accounts			(6)			(7)		(1)
Total Current Assets			58,586	19.9		65,864	21.3	7,278
II Property, Plant & Equipment								
1. Tangible Assets								
(1) Buildings & structures	*1,2	138,189			138,386			
Cumulative depreciation		58,843	79,346		60,324	78,062		(1,284)
(2) Wells	*1	58,172			58,246			
Cumulative depreciation		57,762	409		58,012	233		(176)
(3) Machinery & vehicles	*1,2,3	88,280			89,072			
Cumulative depreciation		75,986	12,293		76,338	12,734		441
(4) Land	*1,3		8,676			8,698		22
(5) Construction in progress			24,417			26,499		2,082
(6) Others	*1	1,556			1,552			
Cumulative depreciation		1,280	275		1,283	268		(7)
Total Tangible Assets			125,418	42.7		126,497	41.0	1,079
2. Intangible Assets								
(1) Exploration rights			0			0		—
(2) Others	*2,4		811			1,028		217
Total Intangible Assets			811	0.3		1,028	0.3	217

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005			Consolidated Fiscal Year Ended March 31, 2006			Increase/ (decrease)
		Value (¥ Mln)		(%) Total	Value (¥ Mln)		(%) Total	Value (¥ Mln)
3. Investments & Long-Term Receivables								
(1) Marketable securities	*1,5		96,025			104,963		8,938
(2) Long-term loans			1,217			1,673		456
(3) Exploration & development investment			3,312			802		(2,510)
(4) Others			11,346			11,311		(35)
(5) Less: Allowance for doubtful receivables			(6)			(23)		(17)
(6) Less: Allowance for exploration & development investment losses			—			(545)		(545)
(7) Less: Allowance for losses on overseas investments			(2,946)			(2,913)		33
Total Investments and Long-Term Receivables			108,949	37.1		115,268	37.4	6,319
Total Property, Plant & Equipment			235,180	80.1		242,794	78.7	7,614
Total Assets			293,767	100.0		308,659	100.0	14,892
(Liabilities)								
I Current Liabilities								
1. Notes & accounts payable			3,006			2,832		(174)
2. Short-term bank loans	*1		5,175			5,448		273
3. Accrued expenses	*1		14,323			12,712		(1,611)
4. Accrued income taxes			2,905			2,290		(615)
5. Others			3,588			4,872		1,284
Total Current Liabilities			28,998	9.9		28,156	9.1	(842)
II Long-Term Liabilities								
1. Long-term debt	*1		23,847			30,519		6,672
2. Deferred tax liabilities			23,277			24,454		1,177
3. Accrued employee retirement benefits			6,491			6,520		29
4. Accrued director retirement compensation			904			879		(25)
5. Accrued cost of abandonment of wells			10,229			9,040		(1,189)
6. Reserves for special repairs			160			160		—
7. Others	*1,4		319			1,352		1,033
Total Long-Term Liabilities			65,230	22.2		72,927	23.6	7,697
Total Liabilities			94,229	32.1		101,083	32.7	6,854

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005			Consolidated Fiscal Year Ended March 31, 2006			Increase/ (decrease)
		Value (¥ Mln)		(%) Total	Value (¥ Mln)		(%) Total	Value (¥ Mln)
(Minority Interests)								
Minority interests in consolidated subsidiaries			2,320	0.8		2,318	0.8	(2)
(Shareholders' Equity)								
I Common stock	*7		19,579	6.7		19,579	6.3	—
II Capital surplus			11,230	3.8		11,222	3.6	(8)
III Retained earnings			127,688	43.5		131,745	42.7	4,057
IV Unrealized holding gains on securities			39,081	13.3		42,286	13.7	3,205
V Translation adjustments			457	0.1		423	0.2	(34)
VI Treasury stock	*8		(820)	(0.3)		—	—	820
Total Shareholders' Equity			197,216	67.1		205,256	66.5	8,040
Total Liabilities, Minority Interests & Shareholders' Equity			293,767	100.0		308,659	100.0	14,892

(2) Consolidated Statements of Income

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005			Consolidated Fiscal Year Ended March 31, 2006		
		Value (¥ Mln)		(%) Total	Value (¥ Mln)		(%) Total
I Net Sales			100,716	100.0		27,718	100.0
II Cost of Sales			55,473	55.1		12,807	46.2
Gross Profit			45,243	44.9		14,910	53.8
III Exploration Expenses							
1. Exploration expenses		4,268			742		
2. Exploration subsidies		(170)	4,097	4.1	(1)	740	2.7
IV Selling, General & Administrative Expenses	*1,2		20,068	19.9		4,699	16.9
Operating Income			21,077	20.9		9,470	34.2
V Other Income							
1. Interest income		253			122		
2. Dividend income		736			348		
3. Oil & gas royalties		721			209		
4. Equity in earnings of affiliates		320			4,067		
5. Reversal of allowance for losses on overseas investment		—			32		
6. Rental income		480			117		
7. Foreign exchange gains		482			—		
8. Miscellaneous income		605	3,600	3.6	352	5,249	18.9
VI Other Expenses							
1. Interest expenses		608			135		
2. Amortization of exploration & development rights		—			1,067		
3. Allowance for exploration & development investment losses		—			545		
4. Allowance for losses on overseas investment		928			—		
5. Allowance for cost of abandonment of wells		95			8		
6. Cost of rental income		93			48		
7. Foreign exchange loss		—			7		
8. Miscellaneous losses		131	1,857	1.8	101	1,915	6.9
Ordinary Income			22,820	22.7		12,804	46.2

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005 Value (¥ Mln)		(%) Total	Consolidated Fiscal Year Ended March 31, 2006 Value (¥ Mln)		(%) Total
VII Extraordinary Income							
1. Gain on the sale of fixed assets	*3	146			–		
2. Gain on the sale of marketable securities		3,430			–		
3. Reversal of allowance for doubtful receivables		1	3,578	3.5	–	–	–
VIII Extraordinary Losses							
1. Losses on overseas operations	*4	–			2,587		
2. Impairment losses	*5	275	275	0.3	–	2,587	9.3
Income Before Income Taxes and Minority Interests			26,122	25.9		10,216	36.9
Corporate & local taxes		10,086			4,485		
Tax adjustments		264	10,350	10.2	(753)	3,731	13.5
Minority interests in earnings of consolidated subsidiaries			287	0.3		–	–
Net Income for the Period			15,485	15.4		6,484	23.4

(3) Consolidated Statements of Shareholders' Equity

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005 Value (¥ Mln)		Consolidated Fiscal Year Ended March 31, 2006 Value (¥ Mln)	
(Capital Surplus)					
I Beginning of period balance			11,225		11,230
II Increase during the year					
1. Profit from the sale of treasury stock		5	5	2	2
III Decrease during the year					
1. Retirement of treasury stock		—	—	10	10
IV End of year balance			11,230		11,222
(Retained Earnings)					
I Beginning of period balance			114,999		127,688
II Increase during the year					
1. Net income for the period		15,485		6,484	
2. Increase in equity of retained earnings of affiliates		—	15,485	146	6,631
III Decrease during the year					
1. Dividends paid		2,745		1,371	
2. Director bonuses		50		50	
(Auditor portion)		(6)		(6)	
3. Retirement of treasury stock		—	2,795	1,153	2,575
IV End of period balance			127,688		131,745

(4) Consolidated Statement of Cash Flows

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005 Value (¥ Mln)	Consolidated Fiscal Year Ended March 31, 2006 Value (¥ Mln)
I Cash Flows from Operating Activities			
Income before income taxes and minority interests		26,122	10,216
Depreciation expenses		8,962	2,187
Losses on overseas operations		—	2,587
Impairment losses		275	—
Increase (decrease) in accrued retirement benefits		10	29
Increase (decrease) in provision for exploration & development investment losses		—	545
Increase (decrease) in other reserves		1,029	(24)
Interest and dividend income		(990)	(470)
Interest expenses		608	135
Loss (gain) on equity in earnings of affiliates		(320)	(4,067)
Loss (gain) on the sale of marketable securities		(3,430)	—
Gain on the sale of fixed assets		(146)	—
Decrease (increase) in notes and accounts receivable		(3,119)	2,690
Recovery of exploration & development investment		2,866	200
Decrease (increase) in inventories		(690)	16
Decrease (increase) in other operating assets		51	185
Increase (decrease) accounts payable		290	(59)
Increase (decrease) in deferred taxes		(229)	143
Increase (decrease) in other operating liabilities		177	(1,386)
Bonuses to directors and statutory auditors		(50)	(50)
Others		(6,566)	1,885
Subtotal		24,853	14,765
Interest and dividends received		990	630
Interest paid		(679)	(172)
Corporate and local taxes paid		(10,045)	(5,350)
Net Cash Provided by Operating Activities		15,118	9,872

Account	Notes	Consolidated Fiscal Year Ended December 31, 2005	Consolidated Fiscal Year Ended March 31, 2006
		Value (¥ Mln)	Value (¥ Mln)
II Cash Flows from Investing Activities			
Decrease in time deposits		(2,197)	(1,001)
Redemption of time deposits		2,223	1,116
Purchases of marketable securities		(2,749)	(1,499)
Redemptions and sales of marketable securities		2,256	1,499
Decrease (increase) in short-term loans		(65)	70
Additions to property, plant and equipment		(19,980)	(3,545)
Proceeds from the sale of property, plant and equipment		222	13
Additions to intangible fixed assets		(93)	(299)
Purchases of investment securities		(1,484)	(296)
Redemptions and sales of investment securities		5,898	373
Purchases of stock in subsidiaries		(107)	—
Long-term loans		(973)	(550)
Recovery of long-term loans		429	94
Payments for exploration & development investments		(3,083)	(683)
Others		(580)	2
Net Cash Provided by Investing Activities		(20,287)	(4,705)
III Cash Flows from Financing Activities			
Increase (decrease) in short-term bank loans		(80)	—
Proceeds from long-term debt		14,860	7,945
Repayment of long-term debt		(3,866)	(986)
Net purchases of treasury stock		(336)	(340)
Dividends paid		(2,729)	(1,137)
Dividends paid to minority shareholders		(2)	—
Net Cash Provided by Financing Activities		7,845	5,480
IV Effect of exchange rate changes on cash		632	(17)
V Net increase (decrease) in cash and cash equivalents		3,309	10,629
VI Cash and cash equivalents at the beginning of the period		22,234	25,545
VII Increase in cash arising from the inclusion of subsidiaries in consolidation		1	—
VIII Cash and cash equivalents at the end of the period	* 1	25,545	36,175

Significant Accounting Policies Used in the Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
1. Items related to scope of consolidation (1) Number of consolidated subsidiaries:27 The names of major subsidiaries consolidated are contained in the "1. Group Overview" section. In addition, the newly established Teikoku Oil Ecuador, Teikoku Oil Suez SOB Co., Ltd. and Teikoku Oil Nile NQR Co., Ltd. were included in the scope of consolidation in the fiscal year. Teikoku Oil Libya UK LTD was included in the scope of consolidation from the fiscal year because of its increasing importance. In addition, Teikoku Oil (Sanvi-Guere) Co., Ltd. was excluded from consolidation because of a merger with Teikoku Oil (Venezuela) Co., Ltd. on June 1, 2005. Teikoku Oil Suez KEZ Co., Ltd. was excluded from consolidation in the fiscal year because the company was liquidated.	1. Items related to scope of consolidation (1) Number of consolidated subsidiaries: 27 As the names of major subsidiaries are contained in the "1. Group Overview" section, they are omitted here.
(2) Names of Major Non-Consolidated Subsidiaries Major non-consolidated subsidiaries: - Sakata Natural Gas Co., Ltd., Teikoku Oil de Blugos, S.A. de C.V. (Reason for exclusion from consolidation) Both these non-consolidated subsidiaries small in size, and total assets, net sales and net income (the equity portion) as well as earnings surplus (the equity portion) would not have a significant impact on the Group's consolidated financial statements.	(2) Names of Major Non-Consolidated Subsidiaries Major non-consolidated subsidiaries: -Sakata Natural Gas Co., Ltd., Teikoku Oil de Blugos, S.A. de C.V. (Reason for exclusion from consolidation) Same as left
2. Items concerning scope of equity method accounting (1) Affiliated companies recorded under the equity method: 1 Company Company Name Japan Ohanet Oil & Gas Co., Ltd.	2. Items concerning scope of equity method accounting (1) Affiliated companies recorded under the equity method: 2 Companies Company Names Japan Ohanet Oil & Gas Co., Ltd. Dai-ichi Petroleum Development Co., Ltd. Due to the growing importance of Dai-ichi Petroleum Development Co., Ltd., the company was included in consolidated accounts under the equity method from the current fiscal year.
(2) Names of major non-consolidated subsidiaries not accounted for under the equity method. - Sakata Natural Gas Co., Ltd., Teikoku Oil de Blugos, S.A. de C.V. (Reason for the exclusion from equity method accounting) The companies not reflected under the equity method in consolidated accounts because the total value of both net income (the equity portion) and earnings surpluses (the equity portion) does not have a significant impact on consolidated financial statements.	(2) Names of major non-consolidated subsidiaries not accounted for under the equity method. Same as left (Reason for the exclusion from equity method accounting) Same as left

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(3) ――――――	(3) The accounting year used for all companies reflected under the equity method is December 31 of each year. In addition, while the financial statements of each company are used in the preparation of consolidated financial statements for each year, adjustments have been made for important transactions between the subsidiary reporting date and the reporting date for consolidated accounts.

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
3. Items concerning the business accounting year for consolidated subsidiaries. The accounting years for consolidated subsidiaries are all the same as the Company's.	3. Items concerning the business accounting year for consolidated subsidiaries. The end of fiscal year accounting dates for consolidated subsidiaries are as follows.

Company Name	End of Accounting Year	Note
Teikoku Oil (Venezuela) Co., Ltd.	Dec. 31	2
Teikoku Oil SCT Exploration B.V.	Dec. 31	1
Teikoku Oil Libiya UK LTD	Dec. 31	1
Teikoku Oil Suez SEJ Co., Ltd.	Dec. 31	1
Teikoku Oil Algeria(El Ouar) Co., Ltd.	Dec. 31	1
Teikoku Oil (North America) Co., Ltd.	Dec. 31	1
Teikoku Oil Algeria Co., Ltd.	Dec. 31	1
Teikoku Oil (Con Son) Co., Ltd.	Dec. 31	1
Teikoku Oil Suez SOB Co., Ltd.	Dec. 31	1
Teiseki Drilling Co., Ltd.	Mar. 31	3
Teiseki Real Estate Co., Ltd.	Dec. 31	1
Teiseki Pipeline Co., Ltd.	Mar. 31	3
Teiseki Propane Co., Ltd.	Dec. 31	1
Teiseki Topping Plant Co., Ltd.	Mar. 31	3
Teikoku Oil Nile NQR Co., Ltd.	Dec. 31	1
Teikoku Oil (D.R. Congo) Co., Ltd.	Dec. 31	2
Offshore Iwaki Petroleum Co., Ltd.	Dec. 31	2
Teikoku Oil Ecuador	Dec. 31	2
Teikoku Oil Company Panama, S.A.	Dec. 31	2
Saitama Gas Co., Ltd.	Dec. 31	1
The Egyptian Petroleum Co., Ltd.	Dec. 31	1
Teiseki Transport System Co., Ltd.	Dec. 31	1
Teikoku Oil de Venezuela, C.A.	Dec. 31	2
Teikoku Oil Venezuela, B.V.	Dec. 31	2
Teikoku Oil de Sanvi-Guere, C.A.	Dec. 31	2
Teikoku Gas Venezuela, C.A.	Dec. 31	1
Daiichi Warehouse Co., Ltd.	Dec. 31	1

Note 1: Subsidiary financial statements as of the reporting date (excluding income statements) are used. However, adjustments have been made for important transactions between the subsidiary reporting date and the reporting date for consolidated accounts

Note 2: Provisional accounts are prepared as of the consolidated reporting date. In addition, financial statements for the period from Jan. 1, 2006 to March 31, 2006 have been used because of the change in the Company's accounting period.

Note 3: The Company's accounting period has been changed from December 31 of each year to March 31 of the following year from the current fiscal year.

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
4. Items concerning accounting standards (1) Valuation standards and methodologies for major assets. ① Marketable securities Other marketable securities (With current market values) Current value method is used based on the Market price as of the date of accounts (valuation Differentials are reflected under the total value inclusion in shareholders' equity method, while liquidation cost is based on the moving average method). (Without current market values) Valued at cost using the moving average method. ② Inventories Products ....Are primarily valued using the moving average cost method. Supplies..............Moving average cost method Unfinished Construction Costs Valued by the individual cost method (2) Depreciation methods for major depreciable assets ① Tangible assets Main method used is straight line depreciation. In addition, useful life is as prescribed in the corporate tax law, while well and some machinery (offshore platforms and related facilities) is depreciated based on the actual remaining balance (0). ② Intangible assets Straight line depreciation is used. In addition, years of useful life is as prescribed in corporate tax law, while software used for internal purposes is depreciated based on a useful life for internal purposes of five years.	4. Items concerning accounting standards (1) Valuation standards and methodologies for major assets. ① Marketable securities Other marketable securities (With current market values) Same as left (Without current market values) Same as left ② Inventories Products..................Same as left Supplies..................Same as left Unfinished Construction Costs...... Same as left (2) Depreciation methods for major depreciable assets ① Tangible assets Same as left ② Intangible assets Straight line depreciation is mainly used. In addition, useful life is as prescribed in corporate tax law, while software for internal purposes is depreciated based on a useful life for internal purposes of five years. In addition, for exploration and development rights at the prospecting stage, expenditures are expensed in the accounting year incurred, while those at the production stage are expensed in accordance with production volume. (Change in accounting method) Expenditures for the acquisition of rights for exploration have heretofore been expensed as exploration expenses, but from the current fiscal year have been recorded as exploration and development rights, and expensed in total as other expenses. This change was implemented to standardize accounting with INPEX CORPORATION in preparation for the establishment of INPEX Holdings Inc. as the joint holding company for both companies.

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
	As a result, compared to the previous accounting method, reported operating income has increased ¥1,067 million, while there is no impact on ordinary or net income. In addition, the impact on each segment is contained in the (Segment Information) section.
(3) Standards for important allowances ① Allowance for doubtful receivables In order to provide reserves for bad debts, amount irrecoverable is estimated based on historical default ratios for general debts and an assessment of the possibility of recovery for each debt.	(3) Standards for important allowances ① Allowance for doubtful receivables Same as left
② ――――――	② Allowance for Exploration & Development Investment Losses In order to provide for losses in subsidiary company exploration & development investment accounts, an allowance is allocated and recorded according to the recoverable amount of each project. (Change in Accounting Method) Investments in operations at the exploration stage have heretofore been recorded as exploration expenses, but from the current fiscal year, recoverable business expenses based on production sharing contracts have been recorded in the exploration and development investment account, and an allowance for exploration and development investment losses has been recorded as other expenses. This change was made in order to standardize accounting methods with INPEX CORPORATION in preparation for including both companies as subsidiaries under the new INPEX Holdings Inc. joint holding company. As a result, while reporting operating income is ¥545 million higher than under the previous accounting method, there is no impact on ordinary income and net income. In addition, the impact on each segment is explained in the (Segment Information) section.
③ Allowance for losses on overseas investments Allowance for losses on overseas investments is provided for possible losses arising from investments in the development of natural resources at an amount determined by the condition of the assets of the investees and certain other factors.	③ Allowance for losses on overseas investments Same as left

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
④ Retirement allowances Employee retirement allowances are calculated based on the retirement benefit obligation and the estimated value of pension plan assets at the end of the accounting period. Actuarial gains or losses are amortized in the year following the year in which the gain or loss is recognized by the straight line method over a 10-year period that is shorter than the average remaining employee years of service.	④ Retirement allowances Same as left
⑤ Director retirement compensation reserves The Company has made provisions for the estimated amount of director retirement compensation at the end of the period.	⑤ Director retirement compensation reserves Same as left
⑥ Accrued cost of abandonment of wells. The accrued costs incurred when wells are abandoned are allocated for the period based on plans for the abandonment of such wells.	⑥ Accrued cost of abandonment of wells. Same as left
(4) Standards for conversion of foreign currency-denominated assets and liabilities into Yen Foreign currency-denominated monetary liabilities are converted into Yen at the prevailing exchange rate as of the date of accounts, and the resulting losses or gains are reflected in the statements of income. In addition, income and expenses for the assets and liabilities of overseas subsidiaries are converted into Yen at the prevailing exchange rate as of the date of consolidated accounts, with the resulting losses or gains being reflected in shareholders' equity under the foreign exchange translation adjustments account, or in minority interests in earnings of consolidated subsidiaries.	(4) Standards for conversion of foreign currency-denominated assets and liabilities into Yen Foreign currency-denominated monetary liabilities are converted into Yen at the prevailing exchange rate as of the date of accounts, and the resulting losses or gains are reflected in the statements of income. In addition, income and expenses for the assets and liabilities of overseas subsidiaries are converted into Yen at the prevailing exchange rate as of the date of consolidated accounts, with the resulting losses or gains being reflected in shareholders' equity under the foreign exchange translation adjustments account, or in minority interests in earnings of consolidated subsidiaries.
(Change in accounting method) From the current financial year, the conversion rate for translation of consolidated overseas subsidiary revenues and expenses into Yen has been changed from a the prevailing exchange rate as of the date of consolidated accounts to the average exchange rate for the accounting period. Given the growing importance of overseas subsidiaries, this change has been made to better reflect actual revenue and expense flows during the fiscal year. As a result, reported ordinary income and income before taxes and others was ¥117 million less than under the prior conversion method. In addition, the impact by segment is described in the (Segment Information) section of this report.	

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(5) Accounting methods for major lease transactions Finance leases transactions where ownership is not transferred to the lessee are accounted for in the same manner as regular lease transactions.	(5) Accounting methods for major lease transactions Same as left
(6) Accounting methods for major hedge transactions ① Hedge accounting methods Special accounting is applied to interest rate swaps ② Method of hedging and object of the hedge Hedge method: Interest rate swap transactions Object of the Hedge: Interest payments on borrowings ③ Hedging policy The nominal amount of the derivative transaction is limited to within the scope of actual demand, and the Company does not engage in speculative derivative transactions. ④ Hedge effectiveness assessment method As these interest rate swaps meet the requirements for special hedge accounting, the Company does not perform hedge effectiveness assessment.	(6) Accounting methods for major hedge transactions ① Hedge accounting methods Same as left ② Method of hedging and object of the hedge Hedge method: Same as left Object of the Hedge: Same as left ③ Hedging policy Same as left ④ Hedge effectiveness assessment method Same as left
(7) Other items important to the preparation of consolidated financial statements ① Treatment of consumption tax Accounting treatment of consumption tax shows sales amounts net of consumption tax. ② Exploration and development investment accounting method Expenditures related to exploration and development under oil and gas contracts are capitalized and recovered in accordance with the terms of each contract once production begins.	(7) Other items important to the preparation of consolidated financial statements ① Treatment of consumption tax Same as left ② Exploration and development investment accounting method Same as left

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
5.Items relating to the valuation of consolidated subsidiary assets and liabilities The complete current value method is used in valuing consolidated subsidiary assets and liabilities.	5.Items relating to the valuation of consolidated subsidiary assets and liabilities Same as left
6. Items related to amortization in the consolidated adjustment account Items in the consolidated adjustment account are amortized uniformly in accordance with the reason for the adjustment within a 20 year period.	6. Items related to amortization in the consolidated adjustment account Same as left
7. Items related to method of treatment of appropriated earnings The Consolidated Statements of Earnings Surplus is prepared based on consolidated Group earnings appropriations realized during the fiscal year.	7.Items related to method of treatment of appropriated earnings Same as left
8. Scope of funds covered in the Consolidated Statements of Cash Flows The scope of funds (cash and cash equivalents) covered in the Consolidated Statements of Cash Flows includes cash on hand and deposits that are easily convertible into cash, and short-term investments with minimal price fluctuation risk that are redeemable within three months of the date of acquisition.	8.Scope of funds covered in the Consolidated Statements of Cash Flows Same as left
9. ————	9.Items related to a change in accounting period A resolution at a regularly scheduled meeting of shareholders on March 30, 2006 resolved to partially amend the Company's corporate charter in order to change the fiscal accounting period from December 31 of every year to March 31 of the following year. The reason for the change was to standardize the Company's accounting year with that of INPEX Holdings Inc., the new joint holding company, in order to allow for more effective business development and general management, including the creation of management plans, business performance monitoring, and preparation of consolidated accounts. As a result, the current fiscal year represents a special accounting period covering the period between January 1, 2006 and March 31, 2006.

Changes in Significant Items Used in the Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(Accounting standards for asset impairment accounting) As accounting standards for asset impairment accounting became applicable for the preparation of consolidated financial statements from the fiscal year ending March 31, 2004 in accordance with ("Opinion Letter on the Establishment of Standards for the Impairment of Fixed Assets" Business Accounting Council August 9, 2002) and (Corporate Accounting Standards Application Guidelines Number 6, October 31, 2003), the Company has applied these accounting standards and guidelines from the current fiscal year. As a result, income before taxes and other adjustments was ¥275 million lower. For the impact by segment, please refer to the "Segment Information" section of this report. Moreover, the cumulative amount of asset impairment has been deducted from affected assets after implementation in the consolidated financial statements.	―――――

Notes to the Consolidated Financial Statements

(Consolidated Balance Sheet Items)

Previous Consolidated Fiscal Year (as of December 31, 2005)

*1. Assets provided as collateral and collateral-backed debt are as follows.

(Collateralized Assets)	(¥ Mln)	(¥ Mln)
Buildings & structures	2,035	(1,459)
Wells	190	(190)
Machinery & vehicles	5,160	(5,160)
Land	316	(74)
Others (tangible fixed assets)	0	(0)
Investment securities	9,967	(−)
Total	17,671	(6,886)

(Debt Guarantees)	(¥ Mln)	(¥ Mln)
Short-term borrowings	95	(−)
Accrued amounts payable	5,633	(5,331)
Long-term borrowings	13,037	(12,179)
(Amounts due in one year)		
Others (long-term liabilities)	16	(−)
Total	18,783	(17,511)

* Amounts in parenthesis () above represent foundation collateral and liabilities.

*2. Cumulative book entry shrunken asset value due to construction burden payments and others was ¥1,367 million for buildings and constructions, ¥228 million for machinery and vehicles, and ¥1 million for others (intangible assets).

*3. Due to the application of the expropriation of land method for this accounting year, the acquisition cost of tangible fixed assets excluding shrunken asset value for land was ¥24 million and for machinery and vehicles was ¥36 million.

*4. "Other" intangible assets include ¥56 million recorded in the consolidated adjustment account.

*5. Investment securities (stocks) for non-consolidated subsidiaries and affiliates were ¥4,039 million.

6. The following debt guarantees represent contingent liabilities

	(¥ Mln)
Japan Ohanet Oil & Gas Co., Ltd.	2,814
Sakhalin Oil & Gas Development Co., Ltd.	2,187
Nisseki Malaysia Oil Development Co., Ltd.	947
Nisseki Sarawak Oil Development Co., Ltd.	573
Sakata Natural Gas Co., Ltd.	460
Employees (housing loans)	624
Total	7,608

*7.The total number of outstanding common shares is 306,130,000 shares.

*8.The number of common shares held as treasury stock is 1,340,765 shares.

Current Consolidated Fiscal Year (as of March 31, 2006)

*1. Assets provided as collateral and collateral-backed debt are as follows

(Collateralized Assets)	(¥ Mln)	(¥ Mln)
Buildings & structures	2,107	(1,534)
Wells	133	(133)
Machinery & vehicles	5,290	(5,290)
Land	316	(74)
Others (tangible fixed assets)	0	(0)
Investment securities	10,254	(−)
Total	18,102	(7,033)

(Debt Guarantees)	(¥ Mln)	(¥ Mln)
Short-term borrowings	95	(−)
Accrued amounts payable	3,904	(3,585)
Long-term borrowings	17,127	(16,273)
(Amounts due in one year)		
Others (long-term liabilities)	16	(−)
Total	21,144	(19,858)

* Amounts in parenthesis () above represent foundation collateral and liabilities.

*2. Cumulative book entry shrunken asset value due to construction burden payments and others was ¥1,374 million for buildings and constructions, ¥291 million for machinery and vehicles, and ¥1 million for others (intangible assets).

*3. ——————

*4. "Other" long-term liabilities include ¥1,035 million recorded in the consolidated adjustment account.

*5. Investment securities (stocks) for non-consolidated subsidiaries and affiliates were ¥8,211 million.

6. The following debt guarantees represent contingent liabilities

	(¥ Mln)
Japan Ohanet Oil & Gas Co., Ltd.	2,450
Sakhalin Oil & Gas Development Co., Ltd.	2,362
Nisseki Malaysia Oil Development Co., Ltd.	884
Nisseki Sarawak Oil Development Co., Ltd.	475
Sakata Natural Gas Co., Ltd.	436
Employees (housing loans)	594
Total	7,202

*7.The total number of outstanding common shares is 304,567,933 shares.

*8. ——————

(Consolidated Statements of Income Items)

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
*1. The major expense items and amounts included in sales, general and administrative expenses are as follows. (¥ Mln) Personnel expenses 5,076 Retirement allowance expenses 298 Additions to director retirement compensation reserves 168 Depreciation 6,186	*1. The major expense items and amounts included in sales, general and administrative expenses are as follows. (¥ Mln) Personnel expenses 1,024 Retirement allowance expenses 47 Additions to director retirement compensation reserves 32 Depreciation 1,525
*2. Total research and development expenditures (¥ Mln) R&D expenses included in S.G. & A. 85	*2. Total research and development expenditures (¥ Mln) R&D expenses included in S.G. & A 28
*3. Details concerning the sale of fixed assets are as follows. (¥ Mln) Land 146	*3. ――――
*4. ――――	*4. Losses on overseas operations were recorded due to a change in the contract conditions for a consolidated subsidiary operating in the Bolivarian Republic of Venezuela. (¥ Mln) Impairment losses (Note) 1,094 Evaluation losses of exploration & development investment 2,685 Reversal of accrued cost of abandonment of wells (1,192) Total 2,587 (Note) Impairment losses were recorded on the following assets for the current fiscal year as losses on overseas operations. (¥ Mln)

Location	Use	Type	Impairment Loss
Bolivarian Republic of Venezuela	Business Assets	Consolida-tion Adjustment Account	1,094

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
	The Group segregates its operating assets into classifications according to management accounting that seeks to identify revenues and expenditures, and ranks those assets not directly connected with rental assets or related to operations as idle assets. Due to the losses on overseas operations because of a change in the contract conditions for a consolidated subsidiary operating in the Bolivarian Republic of Venezuela, and as a result of an analysis of the investment impact of a development which is a factor contributing to a change in the consolidation adjustment account, this effect has been negated. As a result, an impairment loss (¥1,094 million) on the total outstanding amount at the end of the current consolidated fiscal year.
*5. Impairment Losses Impairment losses were recorded on the following assets for the previous fiscal year.	*5. ――――――

(¥ Mln)

Location	Use	Type	Impairment Loss
Showamachi Nakahoma Gun, Yamanashi Prefecture and one other property	Idle Asset	Land	275

The Group segregates its operating assets into classifications according to management accounting that seeks to identify revenues and expenditures, and ranks those assets not directly connected with rental assets or related to operations as idle assets.

While there is no evidence of asset impairment in operating assets, as the above-listed asset is idle and there are no specific plans for its future use at this time, the book value as recorded in the consolidated financial statements has been reduced to estimated recoverable value, with the amount of reduction being recorded as an impairment loss (¥275 million).

In addition, the recoverable value of the idle asset in terms of net liquidation value has been calculated based on recent tax-appraised values for fixed assets.

(Consolidated Statements of Cash Flow Related)

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)

*1. Amounts and relationship between end of period cash and cash equivalents and Consolidated Balance Sheets

(As of December 31, 2005)
(¥ Mln)

Cash & deposits	13,387
Time deposits and others deposited for more than three months	(1,673)
Marketable securities (money management funds, others)	7,032
Other current assets (short-term bonds with repurchase agreements)	6,799
Cash & Cash Equivalents	25,545

Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)

*1. Amounts and relationship between end of period cash and cash equivalents and Consolidated Balance Sheets

(As of March 31, 2006)
(¥ Mln)

Cash & deposits	19,268
Time deposits and others deposited for more than three months	(1,557)
Marketable securities (money management funds, others)	16,182
Other current assets (short-term bonds with repurchase agreements, other)	2,281
Cash & Cash Equivalents	36,175

(Lease Transactions Related)

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)

Finance leases other than those where ownership is transferred to the lessee.

1. Equivalent acquisition value of the leased assets, equivalent accumulated depreciation, and end of period equivalent amounts outstanding.

	Equivalent Acquisition Price (¥ Mln)	Equivalent Accumulated Depreciation (¥ Mln)	End of Period Equivalent Amounts Outstanding (¥ Mln)
Buildings & structures	46	29	16
Machinery & vehicles	66	25	41
Other tangible fixed assets	725	351	374
Total	838	405	432

(Note) Calculation method used for equivalent acquisition price is interest paid method, as the outstanding amount of unexpired lease payments is low compared to the outstanding amount of tangible fixed assets at the end of the period.

2. Equivalent outstanding unexpired lease payments

	(¥ Mln)
Within one year	149
Over one year	282
Total	432

(Note) Calculation method used for equivalent acquisition price is interest paid method, as the outstanding amount of unexpired lease payments is low compared to the outstanding amount of tangible fixed assets at the end of the period.

3. Equivalent lease payment and depreciation expenses

	(¥ Mln)
Lease payment	155
Equivalent depreciation expense	155

4. Calculation method for equivalent depreciation amount.
Straight line depreciation method is used assuming the lease period as the useful years of life, with a residual value of zero.

Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)

Finance leases other than those where ownership is transferred to the lessee.

1. Equivalent acquisition value of the leased assets, equivalent accumulated depreciation, and end of period equivalent amounts outstanding.

	Equivalent Acquisition Price (¥ Mln)	Equivalent Accumulated Depreciation (¥ Mln)	End of Period Equivalent Amounts Outstanding (¥ Mln)
Buildings & structures	46	32	13
Machinery & vehicles	77	27	49
Other tangible fixed assets	748	360	387
Total	872	420	451

(Note) Same as left

2. Equivalent outstanding unexpired lease payments

	(¥ Mln)
Within one year	156
Over one year	294
Total	451

(Note) Same as left

3. Equivalent lease payment and depreciation expenses

	(¥ Mln)
Lease payment	36
Equivalent depreciation expense	36

4. Calculation method for equivalent depreciation amount.
Same as left

(Marketable Securities Related)

1. Other marketable securities with current market values

	Instrument	Previous Consolidated Fiscal Year (as of December 31, 2005)			Current Consolidated Fiscal Year (as of March 31, 2006)		
		Acquisition Cost (¥ Mln)	Book Value (¥ Mln)	Differential (¥ Mln)	Acquisition Cost (¥ Mln)	Book Value (¥ Mln)	Differential (¥ Mln)
Securities whose book value is more than acquisition cost	(1) Stocks	18,871	80,208	61,336	19,869	86,071	66,201
	(2) Bonds						
	① JGBs, Regional bonds	–	–	–	–	–	–
	② Corporate bonds	258	269	11	425	435	9
	③ Others	1,554	1,554	0	2,998	2,999	0
	(3) Others	1	1	0	369	370	1
	Subtotal	20,686	82,035	61,348	23,663	89,876	66,212
Securities whose book value is less than acquisition cost	(1) Stocks	997	897	(100)	–	–	–
	(2) Bonds						
	① JGBs, Regional bonds	1,382	1,372	(9)	1,022	1,007	(15)
	② Corporate bonds	500	500	(0)	500	500	(0)
	③ Others	5,140	5,139	(1)	12,677	12,677	(0)
	(3) Others	–	–	–	–	–	–
	Subtotal	8,021	7,910	(111)	14,200	14,184	(16)
Total		28,708	89,945	61,237	37,864	104,061	66,196

2. Other marketable securities liquidated in the previous or the current fiscal year

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)			Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)		
Amount Sold (¥ Mln)	Total Gain (¥ Mln)	Total Loss (¥ Mln)	Amount Sold (¥ Mln)	Total Gain (¥ Mln)	Total Loss (¥ Mln)
5,584	3,430	–	–	–	–

3. Details of marketable securities with no current market value

Instrument	Previous Consolidated Fiscal Year (as of December 31,2006)	Current Consolidated Fiscal Year (as of March 31, 2006)
	Amount in Consolidated Financial Statements (¥ Mln)	Amount in Consolidated Financial Statements (¥ Mln)
Other marketable securities		
Bond investment trust beneficiary certificates	2,015	1,815
Non-listed stocks, investments	9,207	9,207

4. Scheduled redemption of other marketable securities with maturation dates

Instrument	Previous Consolidated Fiscal Year (as of December 31, 2005)				Current Consolidated Fiscal Year (as of March 31, 2006)			
	Within 1 Year (¥ Mln)	1~5 Years (¥ Mln)	5~10 Years (¥ Mln)	Over 10 Years (¥Mln)	Within 1 Year (¥ Mln)	1~5 Years (¥ Mln)	5~10 Years (¥ Mln)	Over 10 Years (¥Mln)
Bonds								
(1) JGBs, Regional bonds	372	1,000	—	—	17	989	—	—
(2) Corporate bonds	600	169	—	—	600	334	—	—
(3) Others	6,664	—	30	—	15,645	—	30	—
Total	7,637	1,169	30	—	16,263	1,324	30	—

(Derivative Transactions Related)

1. Items relating to status of transactions

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(1) Details of transaction and objective The Group engages in interest rate swaps and uses hedge accounting to mitigate the risk of interest rate market fluctuations.	(1) Details of transaction and objective Same as left
(2) Policy toward engaging in said transactions The maximum value of the Group's derivative transactions is limited to within the scope of actual demand, and its policy is to not engage in speculative transactions that are highly leveraged.	(2) Policy toward engaging in said transactions Same as left
(3) Amount of risk in said transactions As the Group's derivative contract counterparties are all domestic banks with high credit standings, it believes that counterparty default risk is minimal.	(3) Amount of risk in said transactions Same as left
(4) Risk management of said transactions The execution and control of derivatives transactions is based on internal company regulations, and is handled by the responsible department based on the approval of the responsible director.	(4) Risk management of said transactions Same as left

2. Items related to timing of transactions

Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
As derivatives accounting is applied to all of the derivative transactions used by the Group, items related to timing have been excluded from this report.	Same as left

(Retirement Benefits Related)

1. Overview of the system used for retirement benefits

The company and its subsidiaries have established a qualified retirement pension system and a lump-sum retirement payment system as a defined benefit retirement program.

In addition, some of the Group's consolidated subsidiaries are members of the Welfare Pension System (comprehensive establishment type).

2. Items related to pension benefit obligations

	Previous Consolidated Fiscal Year (as of December 31, 2005)	Current Consolidated Fiscal Year (as of March 31, 2006)
(1) Pension benefit obligations (¥ Mln)	(13,169)	(13,083)
(2) Pension assets (¥ Mln)	7,337	7,276
(3) Under-funded benefit obligations (¥ Mln) ((1)+(2))	(5,832)	(5,807)
(4) Unrecognized actuarial differences (¥ Mln)	(658)	(713)
(5) Pension benefit reserves (¥ Mln) ((3)+(4))	(6,491)	(6,520)

(Notes)

1. An abbreviated method has been used to calculate retirement benefit obligations for consolidated subsidiaries.
2. In addition to the above pension assets included in the above, a portion of the Company's consolidated subsidiaries have pension assets under the comprehensive establishment type Welfare Pension System of ¥433 million for the current fiscal year and ¥433 million for the previous fiscal year.

3. Items related to retirement benefit expenses

	Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(1) Service expenses (¥ Mln)	629	120
(2) Interest expenses (¥ Mln)	246	60
(3) Expected returns (¥ Mln)	(105)	(26)
(4) Amortization expense for actuarial differences (¥ Mln)	(41)	(17)
(5) Pension benefit expenses (¥ Mln) ((1)+(2)+(3)+(4))	729	137

(Note) Pension benefit expenses for consolidated subsidiaries calculated by the abbreviated method are contained in (1) service expenses.

4. Basic assumptions used in the calculation of retirement benefit obligations

	Previous Consolidated Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Consolidated Fiscal Year (from January 1, 2006 to March 31, 2006)
(1) Periodic dividend method used to project benefit obligations	Fixed amount for the period	Same as left
(2) Discount rate (%)	2.0	2.0
(3) Expected investment rate of return (%)	1.5	1.5
(4) Period for amortization of actuarial differences (Years)	10	10
	(Expensed by the straight line method from the fiscal year after the differences occur)	Same as left

(Tax Effective Accounting Related)

Previous Consolidated Fiscal Year (as of December 31, 2005)

1. Breakdown of deferred tax assets and deferred tax liabilities by major reason of occurrence.

Deferred Tax Assets	(¥ Mln)
Deferred foreign tax exemptions	6,065
Reserves in excess of allowable foreign investment and other loss reserves	4,272
Depreciation in excess of allowable amount	2,507
Pension benefit reserves in excess of allowable amount	2,206
Accrued cost of abandonment of wells	1,148
Valuation losses on marketable securities	700
Unrealized gains on fixed and other assets	621
Deferred losses for tax purposes	405
Asset shrinkage losses from construction burden charges	363
Valuation losses on exploration and development investment	330
Director retirement compensation reserves	297
Others	1,418
Deferred Tax Assets Subtotal	20,338
Assessed Reserves	(13,421)
Total Deferred Tax Assets	6,916
Deferred Tax Liabilities	
Exploration reserves	(4,673)
Special depreciation reserves	(1,052)
Asset shrinkage reserves	(464)
Overseas investment loss reserves	(287)
Valuation differential for other securities	(22,145)
Others	(223)
Total Deferred Tax Liabilities	(28,846)
Total Net Deferred Tax Liabilities	(21,930)

Current Consolidated Fisal Year (as of March 31, 2006)

1. Breakdown of deferred tax assets and deferred tax liabilities by major reason of occurrence.

Deferred Tax Assets	(¥ Mln)
Deferred foreign tax exemptions	7,149
Reserves in excess of allowable foreign investment and other loss reserves	4,465
Depreciation in excess of allowable amount	2,354
Pension benefit reserves in excess of allowable amount	2,251
Accrued cost of abandonment of wells	1,142
Valuation losses on marketable securities	695
Unrealized gains on fixed and other assets	621
Deferred losses for tax purposes	405
Unaccounted for losses on bonus reserves	372
Asset shrinkage losses from construction burden charges	355
Valuation losses on exploration and development investment	330
Director retirement compensation reserves	288
Others	827
Deferred Tax Assets Subtotal	21,260
Assessed Reserves	(13,501)
Total Deferred Tax Assets	7,758
Deferred Tax Liabilities	
Exploration reserves	(4,824)
Special depreciation reserves	(999)
Asset shrinkage reserves	(463)
Overseas investment loss reserve	(276)
Valuation differential for other securities	(23,901)
Others	(195)
Total Deferred Tax Liabilities	(30,661)
Total Net Deferred Tax Liabilities	(22,903)

Previous Consolidated Fiscal Year (as of December 31, 2005)	Current Consolidated Fisal Year (as of March 31, 2006)
(Note) Net deferred liabilities include the following items that are reflected in the consolidated balance sheets.	(Note) Net deferred liabilities include the following items that are reflected in the consolidated balance sheets.

Previous Consolidated Fiscal Year (as of December 31, 2005):

Current assets-Other	318
Fixed assets-Investment, other assets	1,034
Current liabilities-Other	(5)
Long-term liabilities-Deferred tax liabilities	(23,277)

Current Consolidated Fisal Year (as of March 31, 2006):

Current assets-Other	538
Fixed assets-Investment, other assets	1,012
Current liabilities-Other	—
Long-term liabilities-Deferred tax liabilities	(24,454)

2. The major reasons, if such differentials exist, between legally determined effective tax rate and the effective corporate tax rate after effective tax accounting is applied are as follows.

Previous Consolidated Fiscal Year (as of December 31, 2005):

	(%)
Statutory tax rate	36.1
(Adjustments)	
Expense accounts permanently not included as losses	0.3
Dividends received and others permanently not included in profits	(2.6)
Foreign taxes	23.1
Exploration tax exemptions	(5.5)
Foreign tax credits	(8.5)
Equity in earnings of affiliates	(0.4)
Fluctuations in assessed reserves	0.8
Tax rate differential between consolidated subsidiaries	(3.1)
Others	(0.6)
Effective tax rate after application of tax effective accounting	39.6

2. The major reasons, if such differentials exist, between legally determined effective tax rate and the effective corporate tax rate after effective tax accounting is applied are as follows.

Current Consolidated Fisal Year (as of March 31, 2006):

	(%)
Statutory tax rate	36.1
(Adjustments)	
Expense accounts permanently not included as losses	0.2
Dividends received and others permanently not included in profits	0.5
Foreign taxes	16.8
Exploration tax exemptions	(2.2)
Foreign tax credits	(7.5)
Equity in earnings of affiliates	(14.4)
Amortization of the consolidated adjustment account for the period	3.9
Fluctuations in assessed reserves	0.6
Tax rate differential between consolidated subsidiaries	1.9
Others	0.6
Effective tax rate after application of tax effective accounting	36.5

(Segment Information)

a. Segment Information by Type of Business

Previous consolidated fiscal year (from January 1, 2005 to December 31, 2005)

	Oil & Natural Gas Business (¥ Mln)	Other Businesses (¥ Mln)	Total (¥ Mln)	Eliminations or Corporate Assets (¥ Mln)	Consolidated (¥ Mln)
I Sales and Operating Income					
Net Sales					
(1) Sales to outside customers	98,406	2,310	100,716	—	100,716
(2) Intra segment sales and transfers	16	655	672	(672)	—
Total	98,422	2,965	101,388	(672)	100,716
Operating Expenses	77,667	2,660	80,328	(689)	79,639
Operating Income	20,754	305	21,060	17	21,077
II Assets, Depreciation and Capital Expenditures					
Assets	288,093	6,935	295,029	(1,262)	293,767
Depreciation	8,803	177	8,981	(18)	8,962
Impairment losses	275	—	275	—	275
Capital expenditures	20,483	212	20,696	(53)	20,643

(Notes)

1. Business segments listed above are those used for internal control purposes.
2. The main products and business activities in each business segment include;
   (1) Oil and Natural Gas related businesses: Natural gas, liquefied oil gas, crude oil, petroleum products, iodine, oil refining, natural gas transportation, petroleum product and others transportation and storage.
   (2) Other businesses: Real estate rental, maintenance and sales, civil engineering and drilling construction, warehousing.
3. Items related to the change in accounting method are contained in "(4) Accounting standards for the conversion of foreign currency-denominated assets and liabilities into Yen (changes in accounting treatment)", and revenues and expenses of existing overseas subsidiaries have been converted at average exchange rates for the period from the consolidated fiscal year under review. As a result, compared to the previous accounting method, sales to outside customers for "Oil & Natural Gas Businesses" were ¥1,210 million lower, while operating income was ¥841 million lower, depreciation expenses were ¥2 million lower and capital expenditures were ¥1 million lower. Moreover, these changes had no impact on the segment information for "Other Businesses".

Current consolidated fiscal year (from January 1, 2006 to March 31, 2006)

	Oil & Natural Gas Business (¥ Mln)	Other Businesses (¥ Mln)	Total (¥ Mln)	Eliminations or Corporate Assets (¥ Mln)	Consolidated (¥ Mln)
I Sales and Operating Income					
Net Sales					
(1) Sales to outside customers	27,392	325	27,718	—	27,718
(2) Intra segment sales and transfers	—	37	37	(37)	—
Total	27,392	363	27,755	(37)	27,718
Operating Expenses	18,002	354	18,356	(108)	18,247
Operating Income	9,390	9	9,399	71	9,470
II Assets, Depreciation, Impairment and Capital Expenditures					
Assets	302,914	6,979	309,893	(1,234)	308,659
Depreciation	2,189	3	2,192	(4)	2,187
Impairment losses	1,094	—	1,094	—	1,094
Capital expenditures	3,328	—	3,328	—	3,328

(Notes)

1. Business segments listed above are those used for internal control purposes.
2. The main products and business activities in each business segment include;
   (1) Oil and Natural Gas related businesses: Natural gas, liquefied oil gas, crude oil, petroleum products, iodine, oil refining, natural gas transportation, petroleum product and others transportation and storage.
   (2) Other businesses: Real estate rental, maintenance and sales, civil engineering and drilling construction, warehousing.
3. Items related to the change in accounting method are contained in "(2) depreciation methods for major depreciable assets" and "(3) standards for the recording of major reserves". From the consolidated accounting period under review, amortization of exploration & development rights and allowances for exploration & development investment reserves have been recorded on other expenses. As a result, compared to the previous accounting method, operating income in "Oil & Natural Gas Businesses" is ¥1,613 million higher. Moreover, these changes had no impact on the segment information for "Other Businesses"

b. Segment Information by Geographical Area

Previous consolidated fiscal year (from January 1, 2005 to December 31, 2005)

	Japan (¥ Mln)	Africa (¥ Mln)	Middle/South America (¥ Mln)	Other Regions (¥ Mln)	Total (¥ Mln)	Eliminations or Corporate Assets (¥ Mln)	Consolidated (¥ Mln)
I Sales and Operating Income							
Net sales							
(1) Sales to Outside Customers	81,253	12,140	7,322	—	100,716	—	100,716
(2) Intra Segment Sales and Transfers	0	—	—	—	0	(0)	—
Total	81,254	12,140	7,322	—	100,717	(0)	100,716
Operating Expenses	69,490	4,779	5,157	360	79,788	(149)	79,639
Operating Income (Operating Loss)	11,763	7,360	2,164	(360)	20,928	148	21,077
II Assets	265,071	13,379	16,269	173	294,894	(1,127)	293,767

(Notes)

1. Countries and regions are grouped together according to geographical proximity.
2. The countries and regions other than Japan consist of the following
   (1) Africa….. The Democratic Republic of Congo, Arab Republic of Egypt, The People's Democratic Republic of Algeria, The Great Socialist People's Libyan Arab Jamahiriya
   (2) Middle/South America…….Bolivarian Republic of Venezuela, Republic of Ecuador
   (3) Other regions………..United States of America, Socialist Republic of Viet Nam
3. Items related to accounting standards, as explained in "(4) Standards for conversion of foreign currency-denominated assets and liabilities into Yen (Changes in Accounting Methods), Yen equivalent amounts for overseas income and expenses have been converted at average exchange rates during the period from the current fiscal year. As a result, compared to the previous translation method, external sales to customers for "Africa" were ¥691 million and to "Middle/South America" were ¥518 million lower, while operating income for "Africa" was ¥690 million and for "Middle/South America" was ¥151 million lower. In addition, this change in foreign exchange translation method does not affect segment information for "Japan" and "Other Regions".

Current consolidated fiscal year (from January 1, 2006 to March 31, 2006)

	Japan (¥ Mln)	Africa (¥ Mln)	Middle/South America (¥ Mln)	Other Regions (¥ Mln)	Total (¥ Mln)	Eliminations or Corporate Assets (¥ Mln)	Consolidated (¥ Mln)
I Sales and Operating Income							
Net sales							
(1) Sales to Outside Customers	23,144	2,564	2,009	—	27,718	—	27,718
(2) Intra Segment Sales and Transfers	—	—	—	—	—	—	—
Total	23,144	2,564	2,009	—	27,718	—	27,718
Operating Expenses	16,027	447	1,811	—	18,286	(38)	18,247
Operating Income	7,117	2,116	198	—	9,431	38	9,470
II Assets	284,082	11,385	13,382	173	309,023	(364)	308,659

(Notes)

1. Countries and regions are grouped together according to geographical proximity.
2. Countries and regions are grouped together according to geographical proximity.
   (1) Africa….. The Democratic Republic of Congo, Arab Republic of Egypt, The People's Democratic Republic of Algeria, The Great Socialist People's Libyan Arab Jamahiriya
   (2) Middle/South America…….Bolivarian Republic of Venezuela, Republic of Ecuador
   (3) Other regions………..United States of America, Socialist Republic of Viet Nam
3. Items related to the change in accounting method are contained in "(2) depreciation methods for major depreciable assets" "(3) standards for the recording of major reserves". From the consolidated accounting period under review, amortization of exploration & development rights and allowances for exploration & development investment reserves have been recorded on other expenses. As a result, compared to the previous accounting method, operating income for the "Africa" segment is ¥1,613 million higher. Moreover, the "Japan", "Middle/South America"and "Other Regions" segments have not been affected by these changes.

c. Overseas Sales

Previous consolidated fiscal year (from January 1, 2005 to December 31, 2005)

	North America	Other Regions	Total
I Overseas sales (¥ Mln)	10,052	10,228	20,281
II Total Consolidated Sales (¥ Mln)	—	—	100,716
III Percent of Overseas Sales to Total Consolidated Sales (%)	10.0	10.2	20.1

(Notes)

1. Countries and regions have been grouped together by geographical proximity.
2. The breakdown of these groupings by country and region is as follows.
   (1) North America................United States of America
   (2) Other Regions..................Middle/South America, Africa, Europe, Asia, Oceania
3. Overseas sales represent sales by the Company or its subsidiaries outside of Japan in other countries or regions.
4. Items related to accounting standards, as explained in "(4) Standards for conversion of foreign currency-denominated assets and liabilities into Yen (Changes in Accounting Methods), Yen equivalent amounts for overseas income and expenses have been converted at average exchange rates during the period from the current fiscal year. As a result, compared to the previous translation method, overseas sales to "North America" were ¥691 million and to "Other Regions" were ¥518 million lower.

Current consolidated fiscal year (from January 1, 2006 to March 31, 2006)

	North America	Other Regions	Total
I Overseas sales (¥ Mln)	2,655	2,120	4,775
II Total Consolidated Sales (¥ Mln)	—	—	27,718
III Percent of Overseas Sales to Total Consolidated Sales (%)	9.6	7.6	17.2

(Notes)

1. Countries and regions have been grouped together by geographical proximity.
2. The breakdown of these groupings by country and region is as follows.
   (1) North America................United States of America
   (2) Other Regions..................Middle/South America, Europe, Asia, Oceania
3. Overseas sales represent sales by the Company or its subsidiaries outside of Japan in other countries or regions.

(Transactions with Related Parties)

Previous consolidated fiscal year (from January 1, 2005 to December 31, 2005)

-There are no items to report

Current consolidated fiscal year (from January 1, 2006 to March 31, 2006)

-There are no items to report

(Per Share Information)

Fiscal Year to December 2005 (from January 1, 2005 to December 31, 2005)		Fiscal Year to March 2006 (from January 1, 2006 to March 31, 2006)	
Book Value per Share	¥646.90	Book Value per Share	¥673.93
Net Income per Share	¥50.61	Net Income per Share	¥21.28
In addition, full diluted net income per share has not been recorded, as there is no potential dilution.		In addition, full diluted net income per share has not been recorded, as there is no potential dilution.	

(Note) The basis for calculating net income per share is as follows.

	Fiscal Year to December 2005 (from January 1, 2005 to December 31, 2005)	Fiscal Year to March 2006 (from January 1, 2006 to March 31, 2006)
Net income for the period (¥ Mln)	15,485	6,484
Amount not available to common shareholders (¥ Mln)	50	–
(of which earnings appropriation for directors' bonuses)	(50)	(–)
Amount available to common shareholders (¥ Mln)	15,435	6,484
Average outstanding shares during the period (Thousands of shares)	304,979	304,709

(Important Subsequent Events)

Previous Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Fiscal Year (from January 1, 2006 to March 31, 2006)
(Establishment of a complete holding company) The Company and INPEX CORPORATION (hereafter, INPEX) on November 5, 2005 have jointly established INPEX Holdings Inc. (hereafter, joint holding company) through the transfer of shares, and will submit a proposal at respective extraordinary shareholder meetings to be held on January 31, 2006 to integrate the managements of INPEX and the Company. The following is a summary of this management integration. 1. Aim of the Integration The Company and INPEX, in creating a better balanced asset portfolio, further strengthening balance sheet position, and melding technological capabilities for natural resource development in order to create an even stronger corporate organization with promising concession acquisition capabilities, have agreed on a management integration to build a stronger market position in the face of international competition. 2. Details of the stock transfer (1) Type and number of shares to be issued with the transfer of stock to the joint holding company. The type and number of shares to be issued by the joint holding company in lieu of the transfer of shares will be 2,360,659.95 common shares and one shell stock. However, if there is a retirement by the Company or INPEX of treasury stock up to the day prior to the time of share transfer, the number of common shares issued by the joint holding company is to be reduced by an equivalent number of shares. In addition, the joint holding company will adopt the odd lot share system. (2) Allocation to the Company's and INPEX's shareholders With the transfer of shares, the joint holding company, based on the last shareholders' register (including the names of actual shareholders, hereafter, the same), shall allocate shares of the joint stock company to the Company's and INPEX's shareholders as listed or registered in the following ratios. ① Holders of Teikoku Oil Co., Ltd. shares will receive 0.00144 shares in the joint holding company for every one share held in the Company. ② Holders of INPEX Corporation shares will receive one share for every one INPEX share held.	(Establishment of a complete holding company) In preparation for business integration, the Company and INPEX CORPORATION separately held extraordinary shareholders' meetings on January 31, 2006 to approve the integration, and jointly transferred stock into a new joint holding company called INPEX Holdings Inc. which was established on April 3, 2006. Overview of the Joint Holding Company (1)Registered name: Kokusai Sekiyu Kaihatsu Teiseki Holdings Co., Ltd. English name: INPEX Holdings Inc. (2) Headquarters Location: 4-1-18 Ebisu, Shibuya-ku, Tokyo (3) Representative Naoki Kuroda, President and Representative Director (4) Paid-In Capital: ¥30.0 billion (5) Major business activities To manage and oversee the businesses of the Group and subsidiary companies in the Group and related operations. (6) Date established April 3, 2006

Previous Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Fiscal Year (from January 1, 2006 to March 31, 2006)
③ Holders of INPEX shell stocks will receive one share in the joint holding company for every shell-type stock held in INPEX. In addition, the Company has adopted a round lot trading unit system of 1,000 shares per trading unit, while INPEX has adopted an odd lot trading unit system. (3) Retirement of Treasury Stock The Company and INPEX, up until the day of the stock transfer and at an appropriate time, intend to retire all treasury stock held in accordance with Commercial Code regulations. (4) Stock Transfer Payments (Money to be paid to shareholders) With the transfer of shares, the joint stock holding company, based on the last shareholder register as of the date before the stock transfer, will pay listed and registered shareholders in the Company the equivalent of dividends on earnings of ¥3 per common share held within a period of three months after the stock transfer as payment for the stock transfer. However, this stock transfer payment could change as the result of negotiations between the Company and INPEX regarding to the state of the Company's assets and liabilities, changes in the economic environment or other contingencies. (5) Timing of the Stock Transfer The stock transfer is to be effected on April 3, 2006, which is expected to be the same day that the joint stock holding company is established and applies for registration. However, the timing of this transfer is subject to change if required because of application procedures for the stock transfers or other reasons, based on negotiations between the Company and INPEX.	

Previous Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Fiscal Year (from January 1, 2006 to March 31, 2006)
(6) Upper Limit to Dividends on Earnings Until the Stock Transfer Date (including the coming of the dividend payment reference date before the stock transfer date and dividends paid after the stock transfer date). ①The Company shall pay to its shareholders and registered beneficial owners based on its last shareholder register as of December 31, 2005, a dividend on common shares a dividend of ¥4.50 per share, for a maximum total dividend value of ¥1,372.504 million, as dividends on earnings. ②INPEX shall pay its shareholders and registered beneficial owners based on its last shareholder register as of March 31, 2006, a ¥5,500 per share dividend on shell stocks and common shares for a maximum total dividend value of ¥10,559.081 million, as dividends on earnings. (7) Shell Stocks Issued by the Joint Holding Company The joint holding company will issue one shell stock that has rights equal to the one shell stock issued by INPEX under its corporate charter, and will allocate this stock to the Minister of the Ministry of Economy Trade and Industry. In addition, the joint holding company's corporate charter is to contain a provision that requires shareholder review, Board of Director deliberation as well as deliberation by a meeting of shell stock holders for decisions on important management matters (election of directors, liquidation of key assets, changes in the corporate charter, mergers, capital reductions, or liquidation).	

Previous Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Fiscal Year (from January 1, 2006 to March 31, 2006)
3. Overview of the Joint Holding Company (1) Japanese name: Kokusai Sekiyu Kaihatsu Teiseki Holdings Co., Ltd. English name: INPEX Holdings Inc. (2) Business Operations: To manage and oversee the operations of umbrella companies. (3) Headquarters Location: 4-1-18 Ebisu, Shibuya-ku, Tokyo (where INPEX Corporation's offices are currently located). (4) Paid-In Capital: ¥30.0 billion (5) End of accounting year: March 31 of the following calendar year. 4. Overview of INPEX Corporation (1) Major business lines: Oil, natural gas exploration, development, production, sales and investment in companies that are involved in these businesses. (2) Headquarters Location: 4-1-18 Ebisu, Shibuya-ku, Tokyo (3) Representative: Naoki Kuroda, President (4) Paid-in Capital: ¥29,460 million (as of March 31, 2005) (5) Total Outstanding Shares (as of March 31, 2005) Common stock: 1,919,832.75 shares Shell stock: 1 share (6) Total Assets: (Consolidated) ¥779,227 million (as of March 31, 2005) (7) End of Accounting Year March 31 of following calendar year (8) Total Sales (Consolidated) ¥478,586 million (from April 1, 2004 to March 31, 2005) (9) Net Income (Consolidated) ¥76,493 million (from April 1, 2004 to March 31, 2005)	

Previous Fiscal Year (from January 1, 2005 to December 31, 2005)	Current Fiscal Year (from January 1, 2006 to March 31, 2006)
(Retirement of Treasury Stock) The Company, as a result of the joint transfer of shares with INPEX that was approved at an extraordinary meeting of shareholders on January 31, 2006 to establish a complete parent company, the Company's board of directors at a meeting held on March 30, 2006 approved a resolution to retire treasury stock in accordance with Article 212 of the Commercial Code as follows. 1. Method of Retirement: Reduction of capital surplus and retained earnings. 2. Type of stocks to be retired: Common stock 3. Number of stocks retired: 1,562,067 shares 4. Total value of stock retired: ¥1,164 million 5. Date retired: March 31, 2006 6. Outstanding shares after retirement: 304, 567,933 shares	

4. Status of Production, Orders Received and Sales

(1) Production

Business Segment Name		Fiscal Year to December 2005 (from January 1, 2005 to December 31, 2005)	Fiscal Year to March 2006 (from January 1, 2006 to March 31, 2006)
Oil and natural gas related businesses	Natural Gas	1,618 mm m³	507 mm m³
	Liquefied Petroleum Gas	4,288 t	1,328 t
	Crude Oil	4,986 thou bbl	1,123 thou bbl
	Petroleum Products	249 thou kl	65 thou kl
	Iodine	526 t	138 t

(Notes)

1. Production excludes depletion and in-house consumption.
2. Production volumes for natural gas and oil includes overseas operating service agreements.
3. A portion of crude oil production volume is used as fuel for liquefied petroleum gas and petroleum products.
4. Liquefied petroleum gas and petroleum products are produced on consignment by Teiseki Topping Plant Co., Ltd., a consolidated subsidiary.
5. Iodine is refined on consignment by another company.
6. Volumes less than round numbers are rounded upward from five.

(2) Orders

Business Segment Name		Fiscal Year to December 2005 (from January 1, 2005 to December 31, 2005)	Fiscal Year to March 2006 (from January 1, 2006 to March 31, 2006)
Other Businesses	Orders Received	¥ Mln 752	¥ Mln 313
	Order Backlog	471	378

(Notes)

1. Production for the oil and natural gas related businesses is not based on orders.
2. Values given do not include consumption tax.

(3) Sales

Business Segment Name		Fiscal Year to December 2005 (from January 1, 2005 to December 31, 2005)		Fiscal Year to March 2006 (from January 1, 2006 to March 31, 2006)	
		Volume	Value	Volume	Value
			¥ Mln		¥ Mln
Oil and Natural Gas Businesses	Natural Gas	1,685 mm m³	38,004	545 mm m³	12,951
	Liquefied Petroleum Gas	23,843 t	2,280	3,055 t	235
	Crude Oil	3,779 thou bbl	17,702	700 thou bbl	3,995
	Petroleum Products	621 thou kl	38,365	157 thou kl	9,867
	Iodine	542 t	818	116 t	202
	Others	—	1,234	—	140
	Subtotal	—	98,406	—	27,392
Other Businesses		—	2,310	—	325
Total		—	100,716	—	27,718

(Notes)

1. Totals for natural gas and oil include volumes produced and compensation under overseas operating services agreements.
2. Stated values do not include consumption taxes.
3. Volumes less than rounded numbers are rounded upward from five.

25) May 16, 2006 Consolidated Financial Results for the year ended March 31, 2006 (INPEX)

Consolidated Financial Results for the year ended March 31, 2006

May 16, 2006

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX Holdings Inc. (INPEX CORPORATION)	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1605	Location of the head office	Tokyo

(URL http://www.inpexhd.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Shuhei Miyamoto, General Manager, Corporate Communications Unit. TEL+81-3-5448-0205
Date of the meeting of the Board of Directors for the year ended March 31, 2006 financial results	May 16, 2006
Prepared in accordance with accounting principles generally accepted in the United States of America	No

Consolidated Financial Results for the year ended March 31, 2006 (April 1, 2005–March 31, 2006)

(1) Consolidated operating results — Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
For the year ended						
March 31, 2006	704,234	47.1	426,650	58.8	403,539	56.0
March 31, 2005	478,586	118.7	268,662	186.2	258,631	172.9

	Net income		Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
For the year ended				
March 31, 2006	103,476	35.3	53,814.47	—
March 31, 2005	76,493	119.9	40,255.92	—

	Return on shareholders' equity	Ordinary income as a percentage of total capital	Ordinary income as a percentage of net sales
	%	%	%
For the year ended			
March 31, 2006	22.6	46.1	57.3
March 31, 2005	22.2	39.7	54.0

(Notes)
1. Equity in earnings (losses) of affiliates: for the year ended March 31, 2006, ¥1,346 million; for the year ended March 31, 2005, (¥1,583) million
2. Average number of shares issued and outstanding during the fiscal year (consolidated): for the year ended March 31, 2006, 1,919,832 shares; for the year ended March 31, 2005, 1,896,412 shares
3. Change in accounting policy: Yes
4. The percentage expressions for net sales, operating income, ordinary income and net income represent the changes from the previous fiscal year.

(2) Consolidated financial position — Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share
	Million yen	Million yen	%	Yen
For the year ended				
March 31, 2006	972,437	504,998	51.9	262,966.53
March 31, 2005	779,227	411,295	52.8	214,163.98

(Notes) Number of shares issued and outstanding at the end of fiscal year (consolidated): at the year ended March 31, 2006, 1,919,832 shares; at the year ended March 31, 2005, 1,919,832 shares

(3) Consolidated cash flows

Note: Amounts less than one million yen are rounded off.

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
For the year ended March 31, 2006	218,239	(252,399)	14,350	114,967
March 31, 2005	131,206	(119,956)	9,791	128,375

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	26 companies
Number of unconsolidated subsidiaries accounted for by the equity method	None
Number of affiliated companies accounted for by the equity method	11 companies

(5) Changes in scope of consolidation and equity method

	Increase	Decrease
Consolidated subsidiaries	1 company	1 company
Affiliated companies accounted for by the equity method	—	—

Average number of shares during the fiscal year (after deducting the number of treasury stock)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Common stock	1,896,412 shares	1,919,831 shares
Common stock equivalent share; Special class share	0 shares	1 share

Number of shares issued and outstanding at the end of fiscal year (after deducting the number of treasury stocks)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Common stock	1,919,831 shares	1,919,831 shares
Common stock equivalent share; Special class share	1 share	1 share

(Note) Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

I Overview of the INPEX Group

The INPEX Group consists of INPEX CORPORATION, 26 subsidiaries, 11affiliated companies and their two subsidiaries (as of March 31, 2006). The group primarily engages in the exploration, development, production and sales of crude oil and natural gas in the Republic of Indonesia and the Commonwealth of Australia, as well as in the Middle East, the coastal states around the Caspian Sea and South America. In addition, we provide loans and investments to companies engaged in the aforementioned activities. Our business segment is crude oil and natural-gas-related products.

The following diagram shows our group's business flow.



Customers
(Power companies, gas companies, petrochemical companies and oil refineries)
Pipeline / LNG liquefaction company
Consolidated Subsidiary
INPEX BTC PIPELINE, Ltd.
Consolidated Subsidiary
INPEX DLNGPL Pty Ltd
Sales of Crude Oil
Trading Companies etc.
Sales of Crude Oil
Consolidated Subsidiary
INPEX Trading, Ltd.
Sales of Crude Oil
Sales of Crude
Sales of Gas
PERTAMINA
Supply of Gas
Middle and Down stream
Exploration and Development Companies
Consolidated Subsidiary
Azadegan Oil Development, Ltd.
INPEX North Caspian Sea, Ltd.
INPEX Browse, Ltd.
INPEX Masela, Ltd.
And other 11 subsidiaries
Equity-Method affiliates
INPEX Offshore North Campos, Ltd.
And other one affiliates
Subsidiary of Equity-Method affiliates
Frade Japão Petróleo Limitada
Production Companies
Consolidated Subsidiary
Japan Oil Development Co., Ltd.
INPEX ABK, Ltd.
INPEX Sahul, Ltd.
INPEX Alpha, Ltd.
INPEX Natuna, Ltd.
INPEX Tengah, Ltd.
INPEX Jawa, Ltd.
INPEX Sumatra, Ltd.
INPEX Southwest Caspian Sea, Ltd.
Equity-Method affiliates
Albacora Japão Petróleo Limitada
JJI S&N B.V.
And other 4 affiliates
One Subsidiary of Equity-Method affiliate
Upstream
Investment
Investment
Subcontracting
Investment
INPEX CORPORATION

II Results of Operations and Financial Position

(1) Results of Operations for the year ended March 31, 2006

In spite of the continued upward trend in crude oil and natural gas prices, the Japanese economy continued to benefit from a modest recovery during the year under review. Supported by global economic growth primarily in the United States and China, exports and capital investment increased and corporate earnings improved. There were signs of a moderate upward trend with increased personal consumption and improved employment rates.

Crude oil prices have a significant impact on the business performance of the INPEX Group. Demand for petroleum increased due to the sustained strength of the US economy, as well as the rapid growth in China and India. Crude oil prices rose due to a change in the fundamentals, notably a decline in production capacity in the OPEC countries. Other factors including increased geopolitical risk and speculative dealing in the oil futures market also played a role. Furthermore, the hurricanes that struck the United States revealed the bottleneck in refining capacity there, with the result that the average price of West Texas Intermediate (WTI) crude oil, which stood at US$53.25 per bbl in the first quarter of the fiscal year, rose to US$70.85 at one point on August 30, 2006. Thereafter, the price fell to around US$56 toward the end of the year, but from January 2006 it trended upward again due to increased geopolitical risk and other factors, and the closing price of near-term futures of WTI remained high at US$66.63 at the end of the fiscal year. As a consequence, the average sales price of the Company's crude oil for the fiscal year was US$55.77 per bbl, an increase of US$15.84, or 39.7%, from the previous fiscal year.

Meanwhile, reflecting the widening gap in interest rates between Japan and the United States due to continuous rises in interest rates in the United States, the exchange rate of the Japanese yen against the U.S. dollar fell gradually from ¥107.41 at the beginning of the fiscal year, exceeding the ¥120 mark in December 2005. Thereafter, the yen rose slightly on speculation of a rate-rise with the end of quantitative easing in Japan, and at the end of the year under review it stood at ¥117.47, or ¥10.06 lower than at the end of the previous year. As a consequence, the average exchange rate for sales of the Company was ¥113.56 per US dollar, which is yen depreciation of ¥6.18 or 5.8% from the previous year.

Until the year ended March 31, 2005, for the purpose of consolidating INPEX Southwest Caspian Sea, Ltd. and INPEX North Caspian Sea, Ltd., the fiscal year of these two subsidiaries, i.e., December 31, was used by the Company. Effective April 1, 2005 the Company began to use their financial statements prepared for consolidation purpose as of March 31, consolidation closing date. It followed that these two subsidiaries had 15 months period, from January 1, 2005 to March 31, 2006. This change was made in order to establish a better presentation of the Company's consolidated financial results, considering the increasing materiality of these two subsidiaries.

In these business circumstances, consolidated net sales for the year ended March 31, 2006, increased ¥225,647 million, or 47.1%, to ¥704,234 million from the previous year. Of this figure, consolidated net sales of crude oil increased ¥169,547 million, or 57.8%, to ¥462,691 million. Consolidated net sales of natural gas increased ¥56,099 million, or 30.3%, to ¥241,543 million. The increase in consolidated net sales of crude oil and natural gas is mainly due to net effect of following factors; while our sales volume of natural gas decreased 4.5%, our sales volume of crude oil increased 4,641 thousands bbls, or 6.8%, to 72,521 thousands bbls, which reflect an increase in production volume of crude oil at ADMA Block and ACG Oil Fields resulted in the increase of net sales in amount of ¥11.5 billion; and there were positive impact on net sales in amount of ¥175.8 billion due to rising prices of crude oil and natural gas and of ¥38.3 billion due to the depreciation of yen.

Cost of sales increased ¥60,809 million, or 30.9%, to ¥257,903 million from the previous year. This was principally due to an increase in royalty associated with higher sales at the ADMA Block, an increase in investment to development and production at the Offshore Mahakam Block, and an increase in the recovery of the investment associated with higher sales from the ACG Oil field. Exploration expenses increased ¥3,047 million, or 123.2%, to ¥5,521 million due to increased exploration activity at Australia WA-285-P Block (Ichthys). Selling, general and administrative expenses increased ¥3,801 million, or 36.7%, to ¥14,158 million due to an increase in depreciation expenses and an increase in transportation costs at ACG Oil field. As a result, operating income increased ¥157,988 million, or 58.8%, to ¥426,650 million from the previous year.

Other income increased ¥7,533 million, or 159.0%, to ¥12,272 million principally due to an increase in interest income and equity in earnings of affiliates. Other expenses increased ¥20,614 million, or 139.6%, to ¥35,383 million. This was mainly due to an increase in foreign exchange loss by ¥9,558 million, an increase in interest expenses by ¥6,049 million and an increase in provision for allowance for recoverable accounts under production sharing by ¥3,123 million. As a result, ordinary income and income before income taxes and minority interests for the year ended March 31, 2006, increased ¥144,907 million, or 56.0%, to ¥403,539 million from the previous year.

The aggregated amount of income taxes-current and income taxes-deferred increased ¥116,049 million, or 63.6%, to ¥298,656 million from the previous year due to increased sales in the region where high tax burden was imposed. Minority interests were ¥1,406 million. As a result, consolidated net income for the year ended March 31, 2006, increased ¥26,983 million, or 35.3%, to ¥103,476 million from the previous year. Net income per share for the year ended March 31, 2006 increased ¥13,558.55 to ¥53,814.47 from ¥40,255.92 for the previous year.

In addition, the effect of the change in the method of consolidating two consolidated subsidiaries mentioned above was to increase net sales by ¥22,294 million, operating income by ¥9,547 million, ordinary income and income before income taxes and minority interests by ¥9,788 million, and net income by ¥2,885 million for the year ended March 31, 2006 compared with the corresponding amounts which would have been recorded if the previous method had been followed.

With respect to segment information, the oil and natural gas business accounts for more than 90% of the aggregate sales and operating income of all segments. Therefore, business segment information has been omitted.

(2) Financial Position

Consolidated total assets as of March 31, 2006 increased ¥193,209 million to ¥972,437 million from ¥779,227 million as of March 31, 2005. This increase was mainly due to an increase in investment securities by

¥118,612 million and an increase in recoverable accounts under production sharing at Kashagan Oil field and Offshore Mahakam Block by ¥54,654 million.

Consolidated total liabilities as of March 31, 2006 increased ¥97,188 million to ¥429,836 million from ¥332,648 million as of March 31, 2005. Current liabilities increased ¥56,690 million to ¥179,600 million mainly due to an increase in income taxes payable at overseas. Long-term liabilities increased ¥40,497 million to ¥250,236 million mainly due to borrowings for development of Kashagan Oil field. Minority interests in consolidated subsidiaries increased ¥2,319 million to ¥37,602 million from the end of the previous year.

Shareholders' equity was ¥504,998 million, an increase of ¥93,702 million from the end of the previous year.

As for cash flows for the year ended March 31, 2006, net cash provided by operating activities increased ¥87,032 million to ¥218,239 million, mainly reflecting the rises in prices of crude oil and natural gas. Meanwhile, net cash used in investing activities increased ¥132,443 million to ¥252,399 million, due to acquisition of investment securities and increase in development expenditure for ACG Oil Field and Kashagan Oil Field. Net cash provided by financing activities increased ¥4,559 million to ¥14,350 million. Cash and cash equivalents as of March 31, 2006 totaled ¥114,967 million reflecting above net decrease of ¥13,407 million from ¥128,375 million at the end of the previous fiscal year.

III Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Accounts	Note No.	As of March 31, 2005		As of March 31, 2006		Increase/ (decrease)
		Amounts	Ratio	Amounts	Ratio	Amounts
			%		%	
(Assets)						
Current assets:						
Cash and deposits	*3	136,575		124,367		
Accounts receivable-trade		53,339		60,097		
Marketable securities		18,391		21,518		
Inventories		1,281		3,134		
Deferred tax assets		23		3,448		
Other		28,809		45,007		
Total current assets		238,419	30.6	257,573	26.5	19,154
Fixed assets:						
Tangible fixed assets:	*1					
Buildings and structures		7,769		7,069		
Wells		13,847		14,768		
Machinery, equipment and vehicles		29,883		31,753		
Land		4,001		4,001		
Construction in progress		12,045		7,027		
Other		713		598		
Total tangible fixed assets		68,260	8.8	65,219	6.7	(3,041)
Intangible assets:						
Exploration and development rights		133,105		131,650		
Mining rights		5,381		4,856		
Other		144		250		
Total intangible assets		138,631	17.8	136,757	14.1	(1,874)
Investments and other assets:						
Investment securities	*2,3	118,354		236,967		
Long-term loans receivable		114		1,734		
Recoverable accounts under production sharing		239,618		294,273		
Deferred tax assets		2,207		10,271		
Other	*2	20,900		22,416		
Less allowance for doubtful accounts		(661)		(2,945)		
Less allowance for recoverable accounts under production sharing		(41,518)		(44,547)		
Less allowance for investments in exploration		(5,101)		(5,282)		
Total investments and other assets		333,915	42.8	512,887	52.7	178,971
Total fixed assets		540,807	69.4	714,863	73.5	174,055
Total assets		779,227	100.0	972,437	100.0	193,209

(Millions of yen)

Accounts	Note No.	As of March 31, 2005		As of March 31, 2006		Increase/ (decrease)
		Amounts	Ratio	Amounts	Ratio	Amounts
			%		%	
(Liabilities)						
Current liabilities:						
Accounts payable-trade		20,129		20,159		
Current portion of long-term debt		2,262		13,756		
Income taxes payable		49,938		83,060		
Accounts payable-other		—		51,685		
Other		50,579		10,938		
Total current liabilities		122,910	15.8	179,600	18.5	56,690
Long-term liabilities:						
Long-term debt	*3	175,603		206,537		
Deferred tax liabilities		25,814		22,948		
Accrued employees' retirement benefits		1,503		1,719		
Accrued officers' retirement benefits		594		650		
Liabilities for site restoration and decommissioning costs		—		1,666		
Liabilities for losses on development activities		—		1,981		
Other		6,222		14,732		
Total long-term liabilities		209,738	26.9	250,236	25.7	40,497
Total liabilities		332,648	42.7	429,836	44.2	97,188
(Minority interests)						
Minority interests in consolidated subsidiaries		35,283	4.5	37,602	3.9	2,319
(Shareholders' equity)						
Common stock	*5	29,460	3.8	29,460	3.0	—
Additional paid-in capital		62,402	8.0	62,402	6.4	—
Retained earnings		320,089	41.1	415,734	42.8	95,644
Unrealized holding gain (loss) on securities		374	0.0	(3,716)	(0.4)	(4,091)
Translation adjustments		(1,031)	(0.1)	1,117	0.1	2,148
Treasury stock	*6	(0)	(0.0)	—	—	0
Total shareholders' equity		411,295	52.8	504,998	51.9	93,702
Total liabilities, minority interests and shareholders' equity		779,227	100.0	972,437	100.0	193,209

2) Consolidated Statements of Income

(Millions of yen)

Accounts	Note No.	For the year ended March 31, 2005			For the year ended March 31, 2006			Increase/ (decrease)
		Amounts		Ratio	Amounts		Ratio	Amounts
				%			%	
Net sales			478,586	100.0		704,234	100.0	225,647
Cost of sales			197,094	41.2		257,903	36.6	60,809
Gross profit			281,492	58.8		446,330	63.4	164,837
Exploration expenses			2,473	0.5		5,521	0.8	3,047
Selling, general and administrative expenses	*1, 2		10,356	2.2		14,158	2.0	3,801
Operating income			268,662	56.1		426,650	60.6	157,988
Other income								
Interest income		4,060			9,742			
Equity in earnings of affiliates		—			1,346			
Other		678	4,738	1.0	1,183	12,272	1.7	7,533
Other expenses								
Interest expense		2,983			9,033			
Equity in losses of affiliates		1,583			—			
Provision for allowance for recoverable accounts under production sharing		518			3,642			
Amortization of exploration and development rights		1,606			404			
Provision for site restoration and decommissioning costs		—			1,583			
Provision for losses on development activities		—			1,981			
Provision for doubtful accounts		—			2,311			
Amortization of goodwill		2,783			—			
Foreign exchange loss		2,859			12,417			
Other		2,434	14,769	3.1	4,008	35,383	5.0	20,614
Ordinary income			258,631	54.0		403,539	57.3	144,907
Income before income taxes and minority interests			258,631	54.0		403,539	57.3	144,907
Income taxes-current		187,405			312,519			
Income taxes-deferred		(4,798)	182,606	38.1	(13,862)	298,656	42.4	116,049
Minority interests			(468)	(0.1)		1,406	0.2	1,874
Net income			76,493	16.0		103,476	14.7	26,983

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Accounts	For the year ended March 31, 2005		For the year ended March 31, 2006		Increase/ (decrease)
	Amounts		Amounts		Amounts
(Additional paid-in capital)					
Balance at beginning of year		—		62,402	62,402
Addition:					
Issuance of new shares due to a share exchange transaction	62,402	62,402	—	—	(62,402)
Balance at end of year		62,402		62,402	—
(Retained earnings)					
Balance at beginning of year		249,628		320,089	70,461
Addition:					
Net income	76,493	76,493	103,476	103,476	26,983
Deduction:					
Cash dividends paid	5,892		7,679		
Directors' bonuses	139		152		
(including statutory auditors)	(11)		(10)		
Retirement of treasury stock	—	6,031	1	7,832	1,800
Balance at end of year		320,089		415,734	95,644

(4) Consolidated Statements of Cash Flows (Millions of yen)

Accounts	For the year ended March 31, 2005	For the year ended March 31, 2006	Increase/ (decrease)
	Amounts	Amounts	Amounts
Cash flows from operating activities			
Income before income taxes and minority interests	258,631	403,539	
Depreciation and amortization	12,960	16,065	
(Gain) loss on disposal and sales of tangible fixed assets	(48)	563	
Amortization of goodwill	2,867	—	
Provision for doubtful accounts	479	2,284	
Provision for allowance for recoverable accounts under production sharing	573	3,665	
Provision for accrued retirement benefits	203	271	
Provision for losses on development activities	—	1,981	
Provision for site restoration and decommissioning costs	—	1,583	
Interest and dividend income	(4,203)	(10,035)	
Interest expense	2,983	9,033	
Foreign exchange loss (gain)	(474)	11,030	
Equity in losses (earnings) of affiliates	1,583	(1,346)	
(Gain) loss on sales of investment securities	(0)	140	
Accounts receivable	(20,806)	(6,758)	
Recovery of recoverable accounts under production sharing (capital expenditure)	38,375	62,330	
Recoverable accounts under production sharing (operating expenditures)	(7,721)	(4,868)	
Inventories	(388)	(1,852)	
Accounts payable-trade	7,045	29	
Other receivables	(15,003)	(12,865)	
Accounts payable-other	14,485	19,750	
Long-term accounts payable	1,728	4,603	
Advance received	3,314	(5,493)	
Bonuses to directors and statutory auditors	(142)	(154)	
Other	358	247	
Subtotal	296,802	493,747	196,944
Interest and dividends received	4,831	10,126	
Interest paid	(2,596)	(8,101)	
Income taxes paid	(167,831)	(277,532)	
Net cash provided by operating activities	131,206	218,239	87,032

Accounts	For the year ended March 31, 2005	For the year ended March 31, 2006	Increase/ (decrease)
	Amounts	Amounts	Amounts
Cash flows from investing activities			
Proceeds from sales of marketable securities	18,896	18,300	
Purchase of tangible fixed assets	(11,116)	(9,090)	
Proceeds from sales of tangible fixed assets	352	8	
Purchase of intangible assets	(87)	(165)	
Proceeds from sales of intangible assets	0	0	
Purchase of investment securities	(63,753)	(144,692)	
Proceeds from sales of investment securities	5,042	2,247	
Investment in recoverable accounts under production sharing (capital expenditures)	(65,236)	(109,410)	
Increase in short-term loans receivable	(1)	(4,236)	
Long-term loan made	(11)	(1,645)	
Collection of long-term loans receivable	32	15	
Other	(4,072)	(3,731)	
Net cash used in investing activities	(119,956)	(252,399)	(132,443)
Cash flows from financing activities			
Proceeds from long-term debt	15,611	49,431	
Repayment of long-term debt	(2,282)	(27,230)	
Proceeds from minority interests for additional shares	1,488	1,109	
Cash dividends paid	(5,892)	(7,679)	
Cash dividends paid to minority shareholders	(79)	(79)	
Restricted cash deposited	—	(1,200)	
Proceeds from refund of restricted cash	940	—	
Other	5	(0)	
Net cash provided by financing activities	9,791	14,350	4,559
Effect of exchange rate changes on cash and cash equivalents	(3,142)	6,402	9,545
Net increase (decrease) in cash and cash equivalents	17,898	(13,407)	(31,306)
Cash and cash equivalents at beginning of year	54,582	128,375	73,793
Increase in cash and cash equivalents due to a share exchange transaction	55,894	—	(55,894)
Cash and cash equivalents at end of year	128,375	114,967	(13,407)

Basic of Presenting Consolidated Financial Statements

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
1. Scope of consolidation	No. of consolidated subsidiaries: 26 Major subsidiaries Japan Oil Development Co., Ltd., INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Jawa, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this fiscal year: No. of new companies included in consolidated subsidiaries 1 No. of companies excluded from consolidated subsidiaries 2 Details for the above changes: (1) Japan Oil Development Co., Ltd., has been included due to the acquisition of shares through a share exchange transaction. (2) INPEX Rabe Timor Sea, Ltd., and INPEX Northeast Sahara, Ltd., have been excluded due to completion of liquidation. Unconsolidated subsidiary: None	No. of consolidated subsidiaries: 26 Major subsidiaries Japan Oil Development Co., Ltd., INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Jawa, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this fiscal year: No. of new companies included in consolidated subsidiaries 1 No. of companies excluded from consolidated subsidiaries 1 Details for the above changes: (1) INPEX Libya, Ltd., has been included due to establishment of the company (2) INPEX South Natuna Ltd., has been excluded due to completion of liquidation. Unconsolidated subsidiary: Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
2. Application of equity method	Unconsolidated subsidiary accounted for by the equity method: None No. of affiliates accounted for by the equity method: 11 Major affiliates: MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd., Angola Japan Oil Co., Ltd. During this fiscal year: No. of new companies included in affiliates accounted for by the equity method: 4 No. of companies excluded from affiliates accounted for by the equity method: 1 Details for the above changes: (1) BP-Japan Oil Development Company Ltd., which is an affiliate of Japan Oil Development Co., Ltd., has been included due to the acquisition of shares of Japan Oil Development Co., Ltd., through a share exchange transaction. (2) Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd., and AJOCO '91 Exploration Co., Ltd. have been included due to an increase of the shareholding ratio as a result of the acquisition of additional shares. (3) INPEX Northland, Ltd., has been excluded due to completion of liquidation.	Unconsolidated subsidiary accounted for by the equity method: Same as on the left No. of affiliates accounted for by the equity method: 11 Major affiliates: MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd., Angola Japan Oil Co., Ltd.

		Name of major affiliates not accounted for by the equity method: JAPAN INTERNATIONAL FINANCE MANAGEMENT (TANGGUH) CORPORATION. (Reason for not applying the equity method) The affiliates are not accounted for by the equity method because their total net income (the equity portion) and total retained earnings (the equity portion) do not have significant impact on the consolidated financial statements.
	Procedures for application of the equity method: Regarding affiliates accounted for by the equity method having a different closing date than the consolidated closing date for the year, we used the financial statements of each company. For some companies, however, we used financial statements prepared for consolidation purposes as of the consolidated closing date.	Procedures for application of the equity method: Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
3. Closing dates of consolidated subsidiaries	Companies for which the closing date for the fiscal year differed from the consolidated closing date are as follows.	Companies for which the closing date for the fiscal year differed from the consolidated closing date are as follows.

For the year ended March 31, 2005:

Company	Closing date	Note
INPEX ABK, Ltd.	Dec. 31	1
INPEX Tengah, Ltd.	Dec. 31	1
INPEX East Arguni, Ltd	Dec. 31	1
INPEX West Arguni, Ltd.	Dec. 31	1
INPEX Browse, Ltd.	Dec. 31	1
INPEX Masela, Ltd.	Dec. 31	1
INPEX Offshore Northeast Mahakam, Ltd.	Dec. 31	1
INPEX Southwest Caspian Sea, Ltd.	Dec. 31	1
INPEX South Natuna, Ltd.	Dec. 31	1
INPEX Timor Sea, Ltd.	Dec. 31	1
INPEX Sahul, Ltd.	Dec. 31	1
INPEX Alpha, Ltd.	Dec. 31	1
INPEX North Makassar, Ltd.	Dec. 31	1
INPEX North Caspian Sea, Ltd.	Dec. 31	1
INPEX North Natuna, Ltd.	Dec. 31	1
INPEX Offshore North Mahakam, Ltd.	Dec. 31	1
INPEX Offshore South Sulawesi, Ltd.	Dec. 31	1
Azadegan Petroleum Development, Ltd.	Dec. 31	1
Japan Oil Development Co., Ltd.	Dec. 31	2
INPEX BTC Pipeline, Ltd.	Dec. 31	1
INPEX DLNGPL Pty Ltd.	Dec. 31	1

For the year ended March 31, 2006:

Company	Closing date	Note
INPEX ABK, Ltd.	Dec. 31	1
INPEX Tengah, Ltd.	Dec. 31	1
INPEX East Arguni, Ltd	Dec. 31	1
INPEX West Arguni, Ltd.	Dec. 31	1
INPEX Browse, Ltd.	Dec. 31	1
INPEX Masela, Ltd.	Dec. 31	1
INPEX Offshore Northeast Mahakam, Ltd.	Dec. 31	1
INPEX Southwest Caspian Sea, Ltd.	Dec. 31	2
INPEX Timor Sea, Ltd.	Dec. 31	1
INPEX Sahul, Ltd.	Dec. 31	1
INPEX Alpha, Ltd.	Dec. 31	1
INPEX North Makassar, Ltd.	Dec. 31	1
INPEX North Caspian Sea, Ltd.	Dec. 31	2
INPEX North Natuna, Ltd.	Dec. 31	1
INPEX Offshore North Mahakam, Ltd.	Dec. 31	1
INPEX Offshore South Sulawesi, Ltd.	Dec. 31	1
Azadegan Petroleum Development, Ltd.	Dec. 31	1
Japan Oil Development Co., Ltd.	Dec. 31	2
INPEX Libya, Ltd.	Dec. 31	1
INPEX BTC Pipeline, Ltd.	Dec. 31	1
INPEX DLNGPL Pty Ltd.	Dec. 31	1

	Note 1. We used the financial statements of the consolidated subsidiaries as of their closing date for the fiscal year. However, the necessary adjustments have been made to the financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries. Note 2. The financial statements are prepared as of the consolidated closing date.	Note 1. Same as on the left Note 2. Same as on the left (Additional information) Until the year ended March 31, 2005, INPEX Southwest Caspian Sea, Ltd.. and INPEX North Caspian Sea, Ltd. were consolidated on the basis of fiscal periods ended December 31, which differ from that of the Company. Commencing in the year ended March 31, 2006, however, due to the increase in their materiality, their financial statements prepared for consolidation purpose as of the consolidation closing date have been used. Accordingly, the consolidated operating results for the year ended March 31, 2006 included operating results for 15 months from January 1, 2005 to March 31, 2006 for those consolidated subsidiaries. The effect of this change on the consolidated statement of operations was to increase net sales by ¥22,294 million, operating income by ¥9,547 million, ordinary income and income before income taxes and minority interests by ¥9,788 million, and net income by ¥2,885 million for the year ended March 31, 2006 compared with the corresponding amounts which would have been recorded if the previous method had been followed.

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
4. Accounting policies 1) Valuation method of significant assets	(1) Securities Other securities With a determinable market value Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving-average method.	(1) Securities Other securities With a determinable market value Same as on the left
	Without a determinable market value Other securities without a determinable market value are stated at cost determined by the moving-average method.	Without a determinable market value Same as on the left
	(2) Inventories Inventories are stated principally at cost determined by the gross average method.	(2) Inventories Same as on the left
2) Depreciation method of significant depreciable assets	(1) Tangible fixed assets Mining facilities Depreciation of mining facilities is mainly computed by the unit-of-production method. Other Depreciation of other tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law.	(1) Tangible fixed assets Mining facilities Same as on the left Other Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
	(2) Intangible assets Exploration and development rights Exploration and development rights at the exploration stage are fully amortized in the consolidated fiscal year such rights are acquired and those at the production stage are amortized by the unit-of-production method. Mining rights Mining rights are mainly amortized by the unit-of-production method. Other Other intangible assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Software for internal use is being amortized over five years.	(2) Intangible assets Exploration and development rights Same as on the left Mining rights Same as on the left Other Same as on the left
3) Accounting for deferred assets	Deferred assets are charged to income as incurred.	Same as on the left
4) Basis for significant allowances	(1) Allowance for doubtful accounts The allowance for doubtful accounts is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties. (2) Allowance for recoverable accounts under production sharing The allowance for recoverable accounts under production sharing is provided for probable losses on investments made during the exploration phase under production sharing contracts arising from the failure to discover commercial oil and gas.	(1) Allowance for doubtful accounts Same as on the left (2) Allowance for recoverable accounts under production sharing Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
	(3) Allowance for investments in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.	(3) Allowance for investments in exploration Same as on the left
	(4) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at the end of the fiscal year. Because the Company and subsidiaries are classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation.	(4) Accrued employees' retirement benefits Same as on the left
	(5) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(5) Accrued officers' retirement benefits Same as on the left
		(6)Liabilities for site restoration and decommissioning costs Liabilities for site restoration and decommissioning costs are provided for expected future costs for decommissioning oil and gas production facilities, related pipelines and wells.
		(7)Liabilities for losses on development activities Liabilities for losses on development activities is provided for provable losses on oil and natural gas development activities individually estimated for each project. The company commenced to record such liabilities from this fiscal year, considering changes in the situation of projects such as delay in development.

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
5) Translation of consolidated subsidiaries' significant assets and liabilities denominated in foreign currencies into yen in preparation of their financial statements	Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income. The revenue and expense accounts of the overseas subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date. Except for the components of shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical exchange rates. Translation adjustments are presented as a component of shareholders' equity and minority interests.	Same as on the left
6) Accounting for important leases	Non-cancelable finance leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of Ownership of the leased assets to the lessee are accounted for as finance leases.	Same as on the left
7) Other significant matters for preparation of consolidated financial statements	(1) Consumption tax Transactions subject to the consumption tax are recorded at amounts exclusive of the consumption tax. (2) Recoverable accounts under production sharing Cash investments made by the Company during exploration, development and production phases under a production sharing contract are recorded as "Recoverable accounts under production sharing" so long as they are recoverable under the terms of the relevant contract. When the Company receives the natural gas and crude oil in accordance with the contract, an amount corresponding to the purchase costs of the products (i.e., a cost recovery portion of the investments) is released from this account.	(1) Consumption tax Same as on the left (2) Recoverable accounts under production sharing Cash investments made by the Company during exploration, development and production phases under a production sharing contract and a service contract (buyback arrangement) are recorded as "Recoverable accounts under production sharing" so long as they are recoverable under the terms of the relevant contract. When the Company receives the natural gas and crude oil in accordance with the contract, an amount corresponding to the purchase costs of the products (i.e., a cost recovery portion of the investments) is released from this account.
5. Valuation of assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are valued at their fair values. However, those whose valuation difference is not material are valued at their carrying	Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
	amounts.	
6. Amortization of Goodwill	Goodwill is amortized using a straight-line method over the period no more than 20 years. In this fiscal year, the goodwill was fully written off because the analyses of subsequent investment results of goodwill revealed that the goodwill has no future value.	―――――
7. Treatment of appropriation of retained earnings	The statements of consolidated retained earnings are based on the distribution of profit finalized during the fiscal year.	Same as on the left
8. Scope of cash and cash equivalents in the consolidated statement of cash flows	Cash (cash and cash equivalents) in the consolidated statement of cash flows consisted of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments with a maturity of three months or less when purchased, which can easily be converted to cash and are subject to little risk of change in value.	Same as on the left

Changes in Basic of Presenting Consolidated Financial Statements

For the year ended March 31, 2005	For the year ended March 31, 2006
———	(Accounting Standard for Impairment of Fixed Assets) Effective the year period ended March 31, 2006, the Company has adopted the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for Impairment of Fixed Assets" ("Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board on October 31, 2003"). This change had no effect for this fiscal year ended March 31, 2006. (Liabilities for site restoration and decommissioning costs) Previously, the cost of decommissioning oil and gas production facilities, related pipelines and wells was recognized as expense on a cash basis. From the current fiscal year, the Company changed its accounting policy to recognize liabilities for the estimated amount of future decommissioning costs because such costs estimated based on the future decommissioning plans are expected to be material. The effect of this change was to decrease ordinary income and income before income taxes and minority interests by ¥1,583 million. This change was made in second half year of this fiscal year. This was because the decommissioning plan was established in that period. The effect of this change on consolidated statements of income for the six months ended September 30, 2005 was to decrease ordinary income and income before income taxes and minority interests by ¥1,583 million as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

Changes in Presentation

For the year ended March 31, 2005	For the year ended March 31, 2006
(Consolidated Balance Sheet) 1. "Construction in progress," previously included in "Other" fixed assets is separately presented because its amount exceeded 1% of total assets. The amount of "Construction in progress" for the previous fiscal year is ¥2,410 million. 2. In accordance with the "Law Partially Amending the Securities and Exchange Law" (2004 Law No. 97), in which pursuant to the provision contained in Article 2, Clause 2 of the Securities and Exchange Law, investments in limited liability partnerships or other similar partnerships are deemed to be securities. Such investments included in "Other" under "Investments and other assets" in previous year have been included in "Investment securities" in this fiscal year. This change resulted in an increase of ¥863 million in "Investment Securities" and a decrease of ¥863 million in "Other" under "Investments and other assets."	(Consolidated Balance Sheet) "Account payable-other," previously included in "Other" shown on current liabilities is separately presented because its amount exceeded 5% of total liabilities, Minority interests, and Shareholders' equity. The amount of "Account payable-other," for the previous fiscal year is ¥35,744 million.
———	(Consolidated Statement of Income) "Provision for doubtful accounts," previously included in "Other" shown on other expenses is separately presented because its materiality has increased. The amount of "Provision for allowance for doubtful accounts" for the previous fiscal year is ¥420 million.

Notes

(Consolidated Balance Sheets)

<table>
<tr><th>As of March 31, 2005</th><th>As of March 31, 2006</th></tr>
<tr><td>*1. Accumulated depreciation
Accumulated depreciation of tangible fixed assets is ¥221,716 million.
*2. The Company has the following investments in subsidiaries and affiliates:
Investment securities (equities): ¥18,224 million
Other ¥130 million
*3. Pledged assets
Cash and deposits of ¥8,200 million are pledged as collateral for long-term borrowings of ¥92,596 million and guarantee obligations of ¥8,461 million. In addition, investment securities of ¥2,636 million are pledged as collateral for the BTC pipeline project financing.

4. Contingent liabilities
The Company and its consolidated subsidiaries are contingently liable as guarantors of indebtedness of the following companies:

Millions of yen
JJI S&N B.V. 3,757
Sakhalin Oil and Gas Development Co., Ltd. 3,746
ALBACORA JAPAO PETROLEO LIMITADA 2,858
Total 10,361

In addition, INPEX BTC Pipeline, Ltd., a consolidated subsidiary, is contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance in the amount of ¥5,006 million until the BTC Pipeline project completion (guarantee for completion).

*5. The total number of the Company's shares issued and outstanding is 1,919,832.75 shares of common stock and one special class share.
*6. Treasury stock held by the Company is one share.</td>
<td>*1. Accumulated depreciation
Accumulated depreciation of tangible fixed assets is ¥236,061 million.
*2. The Company has the following investments in subsidiaries and affiliates:
Investment securities (equities): ¥22,608 million
Other ¥653 million
*3. Pledged assets
Cash and deposits of ¥9,400 million are pledged as collateral for long-term borrowings of ¥94,070 million and guarantee obligations of ¥7,663 million. In addition, investment securities of ¥5,102 million are pledged as collateral for the BTC pipeline project financing.

4. Contingent liabilities
The Company and its consolidated subsidiaries are contingently liable as guarantors of indebtedness of the following companies:

Millions of yen
Sakhalin Oil and Gas Development Co., Ltd. 6,979
ALBACORA JAPAO PETROLEO LIMITADA 2,343
Total 9,323

In addition, INPEX BTC Pipeline, Ltd., a consolidated subsidiary, is contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance in the amount of ¥7,206 million until the BTC Pipeline project completion (guarantee for completion).

*5. The total number of the Company's shares issued and outstanding is 1,919,831.31 shares of common stock and one special class share.
*6. ―</td></tr>
</table>

(Consolidated Statements of Income)

For the year ended March 31, 2005	For the year ended March 31, 2006
*1. Major accounts included in selling, general and administrative expenses are as follows: Millions of yen Personnel expenses 5,041 (Including provision for accrued officers' retirement benefits 195) (Including provision for accrued employees' retirement benefits 219) Travel and transportation expenses 600 Depreciation expenses 1,638	*1. Major accounts included in selling, general and administrative expenses are as follows; Millions of yen Personnel expenses 5,342 (Including provision for accrued officers' retirement benefits 124) (Including provision for accrued employees' retirement benefits 308) Freight expenses 2,293 Depreciation expenses 3,948
*2. Research and development expenses included in general and administrative expenses: ¥53 million	*2. Research and development expenses included in general and administrative expenses: ¥50 million

(Consolidated Statements of Cash Flows)

For the year ended March 31, 2005	For the year ended March 31, 2006
1 Cash and cash equivalents at the end of year are reconciled to the accounts reported in the consolidated balance sheet as follows:	1 Cash and cash equivalents at the end of year are reconciled to the accounts reported in the consolidated balance sheet as follows:

For the year ended March 31, 2005

	Millions of yen
Cash and deposits	136,575
Time deposits pledged	(8,200)
Cash and cash equivalents at the end of year	128,375

For the year ended March 31, 2006

	Millions of yen
Cash and deposits	124,367
Time deposits pledged	(9,400)
Cash and cash equivalents at the end of year	114,967

2 Condensed financial position of newly consolidated subsidiary as a result of a share exchange transaction. (For the year ended March 31, 2005)

Assets and liabilities at the startup of the consolidation of Japan Oil Development Co., Ltd., which was acquired by a share exchange transaction, are as follows. No expenditures for the share exchange transaction were made.

	Millions of yen
Current assets	79,501
Fixed assets	53,682
Total assets	133,183
Current liabilities	46,145
Fixed liabilities	24,635
Total liabilities	70,781

3 Significant non-cash transaction (For the year ended March 31, 2005)

Increase in paid-in capital due to the share exchange transaction:

¥62,402 million

(Leases)

For the year ended March 31, 2005

None

For the year ended March 31, 2006

None

(Securities)

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)

1 Other securities with determinable market value as of March 31, 2005

(Millions of yen)

Type of securities	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceed their acquisition costs			
(1) Stocks	287	392	104
(2) Bonds			
National and local government bonds	71,887	72,160	272
Corporate bonds	4,339	4,366	27
Other	—	—	—
(3) Other	500	863	363
Subtotal	77,013	77,782	768
Securities whose acquisition costs exceed their carrying value			
(1) Stocks	—	—	—
(2) Bonds			
National and local government bonds	17,266	17,246	(19)
Corporate bonds	—	—	—
Other	—	—	—
(3) Other	—	—	—
Subtotal	17,266	17,246	(19)
Total	94,280	95,029	749

2 Other securities sold during for the year ended March 31, 2005

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
23,938	0	—

3 Other securities without a determinable market value as of March 31, 2005

(Millions of yen)

Type of securities	Carrying value
Other securities	
Unlisted stocks	23,492
Trust beneficiary certificates	—

Note: An allowance for investments in exploration is provided for investments in exploration companies included in unlisted stocks above at an estimated amount based on the net assets of the investees.

4 The redemption schedule for securities with maturity date classified as other securities as of March 31, 2005

(Millions of yen)

Type of securities	Due in one year	Due after one year through five years	Due after five year through ten years	Due after ten years
(1) Bonds				
National and local government bonds	18,087	33,798	—	37,521
Corporate bonds	303	4,063	—	—
Other	—	—	—	—
(2) Other	—	—	—	—
Total	18,391	37,861	—	37,521

For the year ended March 31, 2006 (April 1, 2005 through March 31, 2006)

1 Other securities with determinable market value as of March 31, 2006

(Millions of yen)

Type of securities	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceed their acquisition costs			
(1) Stocks	19,906	22,187	2,280
(2) Bonds			
National and local government bonds	13,203	13,227	24
Corporate bonds	4,010	4,018	7
Other	—	—	—
(3) Other	500	1,138	638
Subtotal	37,620	40,571	2,951
Securities whose acquisition costs exceed their carrying value			
(1) Stocks	—	—	—
(2) Bonds			
National and local government bonds	173,991	167,777	(6,214)
Corporate bonds	—	—	—
Other	—	—	—
(3) Other	—	—	—
Subtotal	173,991	167,777	(6,214)
Total	211,612	208,349	(3,263)

2 Other securities sold during the year ended March 31, 2006

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
20,547	—	140

3 Other securities without a determinable market value as of March 31, 2006

(Millions of yen)

Type of securities	Carrying value
Other securities	
Unlisted stocks	27,527
Trust beneficiary certificates	—

Note: An allowance for investments in exploration is provided for investments in exploration companies included in unlisted stocks above at an estimated amount based on the net assets of the investees.

4 The redemption schedule for securities with maturity date classified as other securities as of March 31, 2006

(Millions of yen)

Type of securities	Due in one year	Due after one year through five years	Due after five year through ten years	Due after ten years
(1) Bonds				
National and local government bonds	17,500	80,441	1,946	81,117
Corporate bonds	4,018	—	—	—
Other	—	—	—	—
(2) Other	—	—	—	—
Total	21,518	80,441	1,946	81,117

(Derivatives)

For the year ended March 31, 2005	For the year ended March 31, 2006
―――――	1. Description of derivative transactions (1) Types and purposes of transactions The Company engages in the following derivative transactions. Foreign currency forwards The Company uses forward foreign exchange contracts to reduce its exposure to foreign currency risk from its assets and liabilities denominated in foreign currencies. The Company does not engage in derivative transactions for trading purposes. (2) Policy on derivative transactions Nominal amounts for transactions are limited to amounts of assets and liabilities at market risk. (3) Description of risks relating to derivative transactions Although there remain the market risk, derivative transactions are used for the purpose of hedging overall market risks on assets and liabilities. As the Company's derivative contract counterparties are all banks with high credit standings, the Company believes that the risk of counterparty default is minimum. (4) Risk management for derivative transactions The execution and control of derivative transactions are based on internal rules. All transactions are reported to director in charge on timely basis and confirmations of transactions are obtained from counterparties on a regular basis. 2. Fair value of derivative transactions As for forward foreign exchange contracts, since there are no unsettled contract at the end of year, there is no fir value information to be disclosed.

(Retirement benefit plan)

For the year ended March 31, 2005	For the year ended March 31, 2006
1. Outline of retirement benefit plans Lump-sum payment on retirement: Lump-sum retirement plan under the rule of retirement benefits plan is adopted. Welfare Pension Fund: Some of the Company's subsidiaries adopted Tokyo Municipal Oil Business Welfare Pension Fund Plan in addition to the lump-sum retirement payment plans	1. Outline of retirement benefit plans Lump-sum payment on retirement: Same as on the left Welfare Pension Fund: Same as on the left
2. Retirement benefit obligations Millions of yen Retirement benefit obligations (1,503) Accrued retirement benefits (1,503) Some of the Company's subsidiaries have pension assets of ¥739 million in the Multi-Employer Pension Fund Plan.	2. Retirement benefit obligations Millions of yen Retirement benefit obligations (1,719) Accrued retirement benefits (1,719) Some of the Company's subsidiaries have pension assets of ¥1,046 million in the Multi-Employer Pension Fund Plan.
3. Retirement benefit expenses Millions of yen Service cost 219 Retirement benefit expenses 219 Regarding the Multi-Employer Pension Fund Plan to which some of the Company's subsidiaries belong, ¥26 million of contributory payment (excluding contributory payment for employees) is included in service cost.	3. Retirement benefit expenses Millions of yen Service cost 308 Retirement benefit expenses 308 Regarding the Multi-Employer Pension Fund Plan to which some of the Company's subsidiaries belong, ¥31 million of contributory payment (excluding contributory payment for employees) is included in service cost.
4. Accounting for retirement benefit obligation Simplified method(per the rule of retirement benefit plan)	4. Accounting for retirement benefit obligation Same as on the left

(Tax Accounting)

(Millions of yen)

	For the year ended March 31, 2005	For the year ended March 31, 2006
1. The significant components of deferred tax assets and liabilities are summarized as follows:		
Deferred tax assets:		
Investing in related parties	28,076	32,850
Loss on revaluation of land	4,543	4,543
Non-diductible accounts payable-other		5,380
Recoverable accounts under production sharing (foreign taxes)	7,123	10,988
Allowance for investments in exploration	3,276	1,912
Foreign taxes payable	13,037	23,106
Net operating loss	16,247	3,621
Accumulated amortization of tangible fixed assets	1,011	1,339
Accrued retirement benefits	726	813
Translation differences of asset and liabilities denominated in foreign currencies	6,732	7,263
Other	5,180	3,692
Total gross deferred tax assets	85,956	95,513
Valuation allowance	(76,712)	(79,471)
Total deferred tax assets	9,243	16,041
Deferred tax liabilities:		
Foreign taxes	26,013	24,076
Translation differences of asset and liabilities denominated in foreign currencies	5,048	
Other	3,792	3,631
Total deferred tax liabilities	34,855	27,708
Net deferred tax liabilities	25,611	11,666
Net deferred tax liabilities are included in the following accounts on the consolidated balance sheets.		
Current assets — deferred tax assets	23	3,448
Fixed assets — deferred tax assets	2,207	10,271
Current liabilities — other	(2,028)	(2,438)
Long-term liabilities — deferred tax liabilities	(25,814)	(22,948)
2. A reconciliation of the difference between the statutory tax rate and the effective tax rates is as follows:		
	%	%
Statutory tax rate	36.2	36.2
(Adjustments)		
Permanently nondeductible expenses such as entertainment expenditures	0.0	0.0
Permanent exclusion from gross revenue such as dividends income	(0.0)	(0.1)
Valuation allowance	3.3	3.6
Foreign tax credit	(15.3)	(16.2)
Foreign taxes	70.4	71.7
Equity in earnings of affiliates	(0.6)	(0.3)
Adjustment of deducted amounts of foreign taxes	(19.4)	(17.5)
Operating losses used during this fiscal year	(4.4)	(3.5)
Other	0.4	0.1
Effective tax rates	70.6	74.0

(Segment Information)

【Business Segment Information】

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)
Segment information by business has been omitted because the crude oil and natural gas business accounts for more than 90% of total sales and operating income, as well as more than 90% of total assets.

For the year ended March 31, 2006 (April 1, 2005 through March 31, 2006)
Segment information by business has been omitted because the crude oil and natural gas business accounts for more than 90% of total sales and operating income, as well as more than 90% of total assets.

【Geographical segment information】

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)

(Millions of yen)

	Asia-Oceania	NIS	Middle East	Other	Total	Eliminations and other	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to third parties	287,185	—	191,401	—	478,586	—	478,586
(2) Intercompany sales and transfers between segments	—	20,899	414	—	21,313	(21,313)	—
Total	287,185	20,899	191,815	—	499,900	(21,313)	478,586
Operating expenses	150,824	16,471	63,976	3	231,276	(21,352)	209,924
Operating income (loss)	136,360	4,427	127,839	(3)	268,623	38	268,662
II Assets	236,646	223,532	179,412	4,227	643,819	135,407	779,227

Notes: 1. Countries and areas are segmented based on their geographic proximity and their mutual operating relationships.
2. Major countries and areas that belong to segments other than Japan are as follows:
(1) Asia-Oceania・・・・Indonesia, Australia, East Timor
(2) NIS ・・・・Republic of Kazakhstan, Republic of Azerbaijan
(3) Middle East ・・・・United Arab Emirates, Islamic Republic of Iran
(4) Other ・・・・Republic of Angola, Brazil
3. Unallocated operating expenses included in "Eliminations and other" of ¥114 million under the operating expenses are mainly general administrative expenses including costs for real estate management.
4. Of the figure for assets, ¥135,407 million included in "Eliminations and other" are mainly the parent company's cash and deposits, securities, investment securities and assets related to administrative departments.
5. Changes in allocation of operating expenses
Operating expenses related to the administrative departments previously included in "Other" segment are included in "Eliminations and other" in this fiscal year as these expenses are for administration expenses for the Grope and unallocatable.
6. Change of classification of region
(1) The Middle East, previously included in the "Other" segment, is separately presented since sales and operating income in the Middle East exceeded 10% of the totals of the consolidated amounts.
(2) Investments in the Company's subsidiaries and affiliates accounted for by the equity method were previously included in assets of "Asia-Oceania" segments. However, such investments are included in the segment in which the mining operation of each subsidiary and affiliate is located in this fiscal year to improve the usefulness of geographical segment information.

For the year ended March 31, 2006 (April 1, 2005 through March 31, 2006)

(Millions of yen)

	Asia-Oceania	NIS	Middle East	Other	Total	Eliminations and other	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to third parties	339,523	63,766	300,943	—	704,234	—	704,234
(2) Intercompany sales and transfers between segments	—	—	—	—	—	—	—
Total	339,523	63,766	300,943	—	704,234	—	704,234
Operating expenses	146,746	40,199	90,738	4	277,689	(105)	277,583
Operating income (loss)	192,777	23,567	210,205	(4)	426,545	105	426,650
II Assets	244,574	290,996	239,214	4,743	779,529	192,908	972,437

Notes: 1. Countries and areas are segmented based on their geographic proximity and their mutual operating relationships.

2. Major countries and areas that belong to segments other than Japan are as follows:
   - (1) Asia-Oceania ····Indonesia, Australia, East Timor
   - (2) NIS ····Republic of Kazakhstan, Republic of Azerbaijan
   - (3) Middle East ····United Arab Emirates, Islamic Republic of Iran
   - (4) Other ····Republic of Angola, Brazil, Libya

3. Unallocated operating expenses included in "Eliminations and other" of ¥327 million under the operating expenses are mainly general administrative expenses including costs for real estate management.

4. Of the figure for assets, ¥192,917 million included in "Elimination and other" are mainly the parent company's cash and deposits, securities, investment securities and assets related to administrative departments.

5. The geographical segment information for the Company and its subsidiaries has been reflected in the regions based on the location of operations. Since INPEX Trading, Ltd., a subsidiary of the Company, which is engaged in purchase and sale of crude oil of the Company and consolidated subsidiaries, does not deal in oil productions activities, operating results of INPEX Trading, Ltd. had been reflected in Asia-Oceania segment where substantially all of its oil for trading are provided until the year ended March 31, 2005. Effective April 1, 2005, operating results and assets of INPEX Trading, Ltd. have been reflected in the segments based on the location of the Company and consolidated subsidiaries which INPEX Trading, Ltd. purchase the crude oil, considering the increasing materiality of the transactions outside of Asia-Oceania region.

   As a result, there were no intercompany sales and transfers between segments since all intercompany sales are recorded within the same segment.

   Also, on September 1, 2005, INPEX Trading, Ltd. entered into sales consignment contract with the Company and other consolidated subsidiaries. Accordingly, sales of the Company and other consolidated subsidiaries, which previously had been included in intercompany sales and transfers, have been included in sales to third parties since September 1, 2005.

   If new method which is based on the location of the Company and consolidated subsidiaries had been followed, the geographical segment information for the Company for the year ended March 31, 2005 would have been the following.

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)

(Millions of yen)

	Asia-Oceania	NIS	Middle East	Other	Total	Eliminations and other	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to third parties	268,027	18,730	191,829	—	478,586	—	478,586
(2) Intercompany sales or transfers between segments	—	—	—	—	—	—	—
Total	268,027	18,730	191,829	—	478,586	—	478,586
Operating expenses	131,676	14,302	63,990	3	209,972	(48)	209,924
Operating income	136,350	4,427	127,839	(3)	268,614	48	268,662
II Assets	235,884	223,532	179,412	4,227	643,056	136,170	779,227

【Overseas sales】

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)

(Millions of yen)

	Asia	Other	Total
I. Overseas sales	167,741	11,299	179,040
II. Consolidated sales			478,586
III. Overseas sales as a percentage of consolidated sales (%)	35.0	2.4	37.4

Notes: 1 Countries and areas are segmented based on their geographic proximity.

2. Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia・・・・South Korea, Taiwan, Indonesia, Singapore, Thailand, China

(2) Other・・・・Australia

3. Overseas sales consisted of export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

For the year ended March 31, 2006 (April 1, 2005 through March 31, 2006)

(Millions of yen)

	Asia	Other	Total
I. Overseas sales	249,027	45,960	294,987
II. Consolidated sales			704,234
III. Overseas sales as a percentage of consolidated sales (%)	35.4	6.5	41.9

Notes: 1 Countries and areas are segmented based on their geographic proximity.

2. Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia・・・・South Korea, Taiwan, Indonesia, Singapore, Thailand, China, Malaysia

(2) Other・・・・Australia, Italy

3. Overseas sales consisted of export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

【Related Party Transactions】

For the year ended March 31, 2005 (April 1, 2004 through March 31, 2005)

1. The parent company and major corporate shareholders (Millions of yen)

Attribute		Major shareholder
Company name		Japan National Oil Corporation (Note 1)
Location		Chiyoda-ku, Tokyo, Japan
Investment in capital		1,112,293
Principal business or profession		Asset administration including establishment of a core company
Holding (being held) percentage of voting rights, etc.		36.06%
Relationship with the Company	Directors' position held concurrently	—
	Business relationship	Investment in capital
Description of transactions		Exchange of shares
Transaction amount		62,402 (Note 2)
Account item		—
Year-end balance		—

Notes: 1. As described in "Significant subsequent events," Japan National Oil Corporation, a former major shareholder of the Company, was dissolved as of April 1, 2005.

2. A share exchange transaction made Japan Oil Development Co., Ltd., a wholly owned subsidiary. The Company issued 50,744.25 new shares of common stock and exchanged them for 2 shares of Japan Oil Development Co., Ltd.'s common stock held by Japan National Oil Corporation as of May 17, 2004, based on the valuation by a third party, and all the amounts were allocated to Additional paid-in capital.

2. Directors and major individual shareholders: None
3. Subsidiaries: None
4. Fellow subsidiaries: None

For the year ended March 31, 2006 (April 1, 2005 through March 31, 2006)

1. The parent company and major corporate shareholders: None
2. Directors and major individual shareholders: None
3. Subsidiaries: None
4. Fellow subsidiaries: None

(Per Share Information)

Item	For the year ended March 31, 2005	For the year ended March 31, 2006
Net assets per share	¥214,163.98	¥262,966.53
Net income per share	¥40,255.92	¥53,814.47
	Diluted net income per share is not presented because there are no dilutive potential of shares of common stock such as corporate bonds with warrants. There was a 3-for-1 stock split of common stock on May 18, 2004. Per share information for the previous fiscal year had this stock split been made at the beginning of the previous year is presented as follows. Net assets per share ¥157,275.33 Net income per share ¥19,612.92	Diluted net income per share is not presented because there are no dilutive potential of shares of common stock such as corporate bonds with warrants.

Note: Net income per share is calculated based on the following:

	For the year ended March 31, 2005	For the year ended March 31, 2006
Net income (millions of yen)	76,493	103,476
Amount not attributable to common stockholders (millions of yen)	151	162
(Directors' bonuses as appropriation of profit)	(151)	(162)
Net income attributable to common stockholders (millions of yen)	76,341	103,314
Average number of shares (thousands of shares)	1,896	1,919
Common stock	1,896	1,919
Common stock equivalent share; Special class share	0	0

(Significant subsequent events)

<table>
<tr><th>For the year ended March 31, 2005</th><th>For the year ended March 31, 2006</th></tr>
<tr>
<td>Transfer of shares held by Japan National Oil Corporation
Japan National Oil Corporation, the Company's major shareholder and the largest shareholder, was dissolved as of April 1, 2005, pursuant to the "Law on the Abolishment of the Japan National Oil Corporation Law and the Metal Mining Agency of Japan Law" (Item 93, 2002 Law). Accordingly, 692,307.75 shares of common stock and one special class share in the Company held by Japan National Oil Corporation were transferred to the Minister of Economy, Trade and Industry. Shares in our Group companies held by Japan National Oil Corporation and its status in transactions with each Group companies were also transferred to the Minister of Economy, Trade and Industry or an independent administrative corporation; Japan Oil, Gas and Metals National Corporation.</td>
<td>Establishment of the Joint Holdings Company

The Company and Teikoku Oil Co., Ltd. had reached agreement on the integration of the two companies, and signed a joint stock transfer agreement on November 5, 2005.
After the approval of "Establishment of the Parent Company through a Stock Transfer" at respective extraordinary shareholders' meetings and meeting of the Special Class Share on January 31, 2006, INPEX Holdings Inc." was established as a solo parent company on April 3, 2006. Accordingly, the Company became a wholly owned subsidiary of INPEX Holdings Inc.
Overview of a solo parent company as follows

(As of April 3, 2006)
<table>
<tr><td>Company name</td><td>INPEX Holdings Inc.</td></tr>
<tr><td>Company headquarter</td><td>4-1-18 Ebisu, Shibuya-ku, Tokyo, 150-0013, Japan</td></tr>
<tr><td>Date of establishment</td><td>April 3, 2006</td></tr>
<tr><td>Main business</td><td>Management and administration of subsidiaries and group companies</td></tr>
<tr><td>Capital</td><td>¥30 billion</td></tr>
<tr><td>Representative Director and President</td><td>Naoki Kuroda</td></tr>
</table>
</td>
</tr>
</table>

IV Production, Orders Received and Sales Performance

(1) Production

The following table shows production by business segment:

Business segment	Classification	For the year ended March 31, 2005	For the year ended March 31, 2006
Crude oil and natural gas	Crude oil	Millions of barrels 70.3 (Thousands of barrels per day) (192.6)	Millions of barrels 74.7 (Thousands of barrels per day) (204.7)
	Natural gas	BCF 300.6 (Millions of CF per day) (823.5)	BCF 287.6 (Millions of CF per day) (787.8)
	Total	Millions of BOE 120.4 (Thousands of BOE per day) (329.8)	Millions of BOE 122.7 (Thousands of BOE per day) (336.0)

Notes: 1. The production volume of crude oil includes condensate and LPG.

2. The production by the Company's affiliates accounted for by the equity method is included in the figures above. Also, the production is a result for the year ended March 31 regardless of a closing date on the basis of fiscal periods of its subsidiaries or affiliates.

3. The Production volume of crude oil and natural gas involved in the production sharing contracts entered by the INPEX Group corresponds to the net economic take of our group.

4. Production of Japan Oil Development Co., Ltd. that merged in May 2004 has been included from April 2004.

5. We acquired equity interests of Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd. and AJOCO '91 Exploration Co., Ltd. in September 2004, and these three companies have become affiliates accounted for by the equity method. However, their production has been included from April 2004.

6. BOE means barrels of oil equivalent.

(2) Orders received

The Company has no production by order.

(3) Sales performance

a) We take back substantially all the amount of crude oil produced under production sharing contracts, and primarily sell it domestically to Japanese refining companies. We sell natural gas in the form of LNG and LPG to Japanese power companies and urban gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. In addition, we sell natural gas to the Indonesian and other markets.

b) The following table shows sales performance by business segment:

(Millions of yen)

Business segment	Classification	For the year ended March 31, 2005	For the year ended March 31, 2006	Increase/(Decrease)	
		Amounts	Amounts	Amounts	Ratio (%)
Crude oil and natural gas	Crude oil	293,143	462,691	169,547	57.8
	Natural gas	185,443	241,543	56,099	30.3
	Total	478,586	704,234	225,647	47.1

Notes: 1. LPG, which uses a natural gas as materials, is included in natural gas.

2. The above amounts do not include related consumption taxes.

3. An increase in actual sales is due to a rise in the price of oil and natural gas.

4. The Company's subsidiaries of which closing date for fiscal year is December 31 are principally consolidated their operating result for the year ended December 31. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation. For Japan Oil Development Co., Ltd., we consolidated their operating results, prepared for consolidation purposes, for the year ended March 31. Commencing in the year ended March 31, 2006, for INPEX Southwest Caspian Sea, Ltd. and INPEX North Caspian Sea, Ltd., we consolidated their operating results for 15 months period from January 1, 2005 to March 31, 2006.

5. Sales for major customers and the ratio of such sales to the total sales are as follows:

Customers	For the year ended March 31, 2005		For the year ended March 31, 2006	
	Amounts (Millions of yen)	Ratio (%)	Amounts (Millions of yen)	Ratio (%)
PERTAMINA	188,647	39.4	239,369	34.0
PETRO DIAMOND CO., LTD.	50,054	10.5	68,880	9.8
IDEMITSU KOSAN CO., LTD.	—	—	73,243	10.4

Note: As the sales for IDEMITSU KOSAN CO., LTD., exceeded 10% of the total sales of the Company for the year ended March 31, 2006, this information is disclosed herein.

Non-Consolidated Financial Results for the year ended March 31, 2006

May 16, 2006

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX Holdings Inc. (INPEX CORPORATION)	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1605	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Naoki Kuroda, President
Contact person	Shuhei Miyamoto, General Manager, Corporate Communications Unit. TEL +81-3-5448-0205

Date of the meeting of the Board of Directors for the year ended March 31, 2006 financial results	May 16, 2006	Paying interim dividend	Yes
Starting date for the dividend payment	June 28, 2006	Date of the Annual Meeting of Shareholders	June 27, 2006
Shares constituting one unit	No		

Financial Results for the year ended March 31, 2006 (April 1, 2005–March 31, 2006)

(1) Operating results

Note: Amounts less than million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Millions yen	%	Millions yen	%	Millions yen	%
For the year ended						
March 31, 2006	258,154	27.3	160,960	41.7	159,385	41.6
March 31, 2005	202,729	20.5	113,556	22.6	112,584	47.7

	Net income		Net income per share — basic	Net income per share — diluted
	Millions yen	%	Yen	Yen
For the year ended				
March 31, 2006	69,927	37.7	36,372.85	—
March 31, 2005	50,765	79.1	26,717.47	—

	Return on shareholders' equity	Ordinary income as a percentage of total capital	Ordinary income as a percentage of net sales
	%	%	%
For the year ended			
March 31, 2006	17.2	35.8	61.7
March 31, 2005	15.7	31.3	55.5

(Notes)
1. Average number of shares issued and outstanding during the fiscal year: for the year ended March 31, 2006, 1,919,832 shares; for the year ended March 31, 2005, 1,896,412 shares.
2. Change in accounting policy: No
3. The percentage expressions for net sales, operating income, ordinary income and net income represent the changes from the previous fiscal year.

(2) Cash dividends

	Annual cash dividends per share			Total cash dividends paid (annual)	Payout ratio	Cash dividends as a percentage of shareholder's equity
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
For the year ended						
March 31, 2006	5,500.00	0.00	5,500.00	10,559	15.1	2.4
March 31, 2005	4,000.00	0.00	4,000.00	7,679	15.0	2.0

(3) Financial position

Note: Amounts less than million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share
	Millions of yen	Millions of yen	%	Yen
For the year ended				
March 31, 2006	472,686	437,478	92.6	227,822.09
March 31, 2005	417,978	377,222	90.2	196,436.16

(Notes) 1. Number of shares issued and outstanding at the end of fiscal year; at the year ended March 31, 2006, 1,919,832 shares; at the year ended March 31, 2005, 1,919,832 shares.
2. Number of treasury stocks at the end of fiscal year; for the year ended March 31, 2006, - shares; for the year ended March 31, 2005, 1 share.

Average number of shares during the fiscal year (After deducting the number of treasury stock)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Common stock	1,896,412 shares	1,919,831 shares
Common stock equivalent share; Special class share	0 shares	1 share

Number of shares issued and outstanding at the end of fiscal year (After deducting the number of treasury stock)

	For the year ended March 31, 2005	For the year ended March 31, 2006
Common stock	1,919,831 shares	1,919,831 shares
Common stock equivalent share; Special class share	1 share	1 share

(Note) Since shareholder of the special class share is entitled to the same rights as that for shareholders of common stock regarding dividends and the distribution of residual property, the special class share is classified as common stock equivalent share.

Movement in the number of issued shares for the year ended March 31, 2006 is as follows;

Retirement of treasury stocks (March 31, 2006) — (1)Number of retired shares 1.44 shares; (2)Total acquisition cost ¥1 million

V Non-consolidated Financial Statements

(1) Financial Statements

1) Non-consolidated Balance Sheets

(Millions of yen)

Accounts	Note No.	As of March 31, 2005			As of March 31, 2006			Increase/ (decrease)
		Amounts		Ratio	Amounts		Ratio	Amounts
				%			%	
(Assets)								
Current assets:								
Cash and deposits	*3		24,802			29,556		
Accounts receivable-trade			15,207			11,622		
Marketable securities			18,391			14,530		
Prepaid expenses			77			81		
Deferred tax assets			11			20		
Accounts receivable-other			308			322		
Short-term loans receivable from subsidiaries and affiliates			15,692			5,961		
Other			232			783		
Total current assets			74,722	17.9		62,878	13.3	(11,844)
Fixed assets:								
Tangible fixed assets	*1							
Buildings			5,436			5,170		
Structures			69			63		
Machinery and equipment			0			0		
Vehicles and transportation equipment			27			19		
Tools and fixtures			104			102		
Land			4,001			4,001		
Construction in progress			—			87		
Total tangible fixed assets			9,640	2.3		9,444	2.0	(195)
Intangible assets								
Software			30			152		
Other			5			4		
Total intangible assets			35	0.0		156	0.0	121

Accounts	Note No.	As of March 31, 2005		As of March 31, 2006		Increase/ (decrease)
		Amounts	Ratio	Amounts	Ratio	Amounts
Investments and other assets						
Investment securities		84,179		133,788		
Investments in subsidiaries and affiliates		225,111		242,629		
Investment in capital		0		0		
Investments in capital of subsidiaries and affiliates		194		194		
Long-term loans receivable		44		41		
Long-term loans receivable from employees		2		1		
Long-term loans receivable from subsidiaries and affiliates		17,217		19,990		
Long-term accounts receivable		—		3,353		
Long-term prepaid expenses		36		18		
Deferred tax assets		53		59		
Guarantee deposits		60		58		
Recoverable accounts under production sharing		81,918		92,369		
Other		6,491		1,961		
Less allowance for doubtful accounts		(631)		(3,223)		
Less allowance for investments in exploration		(81,100)		(91,037)		
Total investments and other assets		333,579	79.8	400,207	84.7	66,627
Total fixed assets		343,255	82.1	409,808	86.7	66,553
Total assets		417,978	100.0	472,686	100.0	54,708

(Millions of yen)

Accounts	Note No.	As of March 31, 2005			As of March 31, 2006			Increase/ (decrease)
		Amounts		Ratio	Amounts		Ratio	Amounts
				%			%	
(Liabilities)								
Current liabilities:								
Accounts payable-other			4,706			2,585		
Income taxes payable			12,608			13,831		
Accrued expenses			480			539		
Advance received			4,587			1,972		
Deposits received			84			43		
Total current liabilities			22,467	5.4		18,972	4.0	(3,495)
Long-term liabilities:								
Long-term debt	*3		10,741			—		
Accrued employees' retirement benefits			870			1,025		
Accrued officers' retirement benefits			409			481		
Long-term accounts payable			6,205			14,708		
Other			62			21		
Total long-term liabilities			18,288	4.4		16,236	3.4	(2,052)
Total liabilities			40,755	9.8		35,208	7.4	(5,547)
(Shareholders' equity)								
Common stock	*2		29,460	7.0		29,460	6.2	—
Capital surplus:								
Additional paid-in capital			62,402	14.9		62,402	13.2	—
Retained earnings:								
Legal reserve			7,365			7,365		
Voluntary reserves								
Reserve for loss on overseas investments			491			1,233		
Reserve for dividends			1,500			1,500		
Reserve for foreign exchange fluctuations			1,000			1,000		
General reserve			222,718			259,718		
Unappropriated retained earnings			51,921			76,329		
Total retained earnings			284,996	68.2		347,146	73.5	62,149
Unrealized holding gain (loss) on securities			363	0.1		(1,530)	(0.3)	(1,894)
Treasury stock	*4		(0)	(0.0)		—		0
Total shareholders' equity			377,222	90.2		437,478	92.6	60,255
Total liabilities and shareholders' equity			417,978	100.0		472,686	100.0	54,708

2) Non-consolidated Statements of Income

(Millions of yen)

Accounts	Note No	For the year ended March 31, 2005			For the year ended March 31, 2006			Increase/ (decrease)
		Amounts		Ratio	Amounts		Ratio	Amounts
				%			%	
Net sales			202,729	100.0		258,154	100.0	55,424
Cost of sales			83,980	41.4		92,131	35.7	8,151
Gross profit			118,749	58.6		166,022	64.3	47,273
Selling, general and administrative expenses	*1							
Selling expense		345			376			
General and administrative expenses	*2	4,848	5,193	2.6	4,685	5,062	2.0	(130)
Operating income			113,556	56.0		160,960	62.3	47,404
Other income	*3							
Interest income		390			1,466			
Interest on securities		256			399			
Dividend income		4,755			4,933			
Guarantee fees		803			936			
Foreign exchange gain		—			3,473			
Other		222	6,427	3.1	300	11,511	4.5	5,083
Other expenses								
Interest expense		205			422			
Provision for allowance for investments in exploration		4,595			9,948			
Foreign exchange loss		1,929			—			
Provision for allowance for doubtful account		—			2,591			
Other		669	7,399	3.6	124	13,085	5.1	5,686
Ordinary income			112,584	55.5		159,385	61.7	46,801
Income before income taxes			112,584	55.5		159,385	61.7	46,801
Income taxes—current		61,666			89,413			
Income taxes—deferred		152	61,819	30.5	44	89,458	34.6	27,639
Net income			50,765	25.0		69,927	27.1	19,162
Retained earnings brought forward from previous year			1,156			6,403		5,246
Retirement of treasury stock			—			1		1
Unappropriated retained earnings at end of year			51,921			76,329		24,408

3) Proposed Appropriation of Unappropriated Retained Earnings

(Millions of yen)

	For the year ended March 31, 2005 (June 22, 2005)		For the year ended March 31, 2006 (June 27, 2006)		Increase/ (decrease)
Accounts	Amounts		Amounts		Amounts
Unappropriated retained earnings at end of year		51,921		76,329	24,408
Total		51,921		76,329	24,408
Amounts to be appropriated:					
1. Cash dividends	7,679		10,559		
2. Directors' bonuses	98		98		
(including statutory auditors)	(5)		(5)		
3. Voluntary reserve					
Reserve for loss on overseas investments	741		800		
General reserve	37,000	45,518	40,000	51,457	5,938
Retained earnings carried forward to next year		6,403		24,872	18,469

Note: The date in parentheses represents the date of approval at the general shareholders meeting held last year and the date of a scheduled next general shareholders meeting.

Breakdown of dividends per share

(yen)

	For the year ended March 31, 2005			For the year ended March 31, 2006		
	Annual	Interim	Year-end	Annual	Interim	Year-end
Common shares	4,000.00	0.00	4,000.00	5,500.00	0.00	5,500.00

Significant Accounting Policies

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
1. Valuation method of securities	1) Subsidiaries Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. 2) Other securities a. Securities with a determinable market value Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, primarily included directly in shareholders' equity. Cost of securities sold is determined by the moving average method. b. Securities without a determinable market value Other securities without a determinable market value are stated at cost determined by the moving average method.	1) Subsidiaries Same as on the left 2) Other securities a. Securities with a determinable market value Same as on the left b. Securities without a determinable market value Same as on the left
2. Depreciation method of significant depreciable assets	(1) Tangible fixed assets Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. (2) Intangible assets Intangible assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Software for internal use is being amortized over five years.	(1) Tangible fixed assets Same as on the left (2) Intangible assets Same as on the left
3. Accounting for deferred assets	Deferred assets are charged to income as incurred.	———

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
4. Basis for significant allowances	(1) Allowance for doubtful accounts The allowance for doubtful accounts is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties. (2) Allowance for investments in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees. (3) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligations at end of the fiscal year. Because the Company is classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligations. (4) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(1) Allowance for doubtful accounts Same as on the left (2) Allowance for investments in exploration Same as on the left (3) Accrued employee retirement benefits Same as on the left (4) Accrued officers' retirement benefits Same as on the left
5. Translation of assets and liabilities denominated in foreign currencies into yen	Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income.	Same as on the left

Description	For the year ended March 31, 2005	For the year ended March 31, 2006
6. Other significant matters for preparation of the financial statements	(1) Consumption tax Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax. (2) Recoverable accounts under production sharing Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account. From this fiscal year, considering the materiality and the special nature of the account, this explanation is added as additional information.	(1) Consumption tax Same as on the left. (2)Recoverable accounts under production sharing Investments made under a production sharing contract are recorded as "Recoverable accounts under production sharing." When the Company receives the crude oil and natural gas in accordance with the contract, an amount corresponding to the purchase costs of the products is released from this account.

Changes in Basic of Presenting Financial Statements

For the year ended March 31, 2005	For the year ended March 31, 2006
————————	(Accounting Standard for Impairment of Fixed Assets) Effective the year period ended March 31, 2006, the Company has adopted the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for Impairment of Fixed Assets" ("Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board on October 31, 2003"). This change had no effect for this fiscal year ended March 31, 2006.

Changes in Presentation

For the year ended March 31, 2005	For the year ended March 31, 2006
(Non-consolidated Balance Sheet) In accordance with the "Law Partially Amending the Securities and Exchange Law" (2004 Law No. 97), in which pursuant to the provision contained in Article 2, Clause 2, of the Securities and Exchange Law, investments in limited liability partnerships or other similar partnerships are deemed to be securities. Such investments included in "Other" under "Investments and other assets" in previous year have been included in "Investment securities" in this fiscal year. This change resulted in an increase of ¥863 million in "Investment securities" and a decrease of ¥863 million in "Other" under "Investments and other assets."	————
————	(Non-consolidated Statement of Income) "Provision for allowance for doubtful accounts," previously included in "Other" shown on other expenses is separately presented because its materiality has increased. The amount of "Provision for allowance for doubtful accounts" for the previous fiscal year is ¥414 million.

Notes

(Balance Sheets)

As of March 31, 2005	As of March 31, 2006
1. Accumulated depreciation Accumulated depreciation of tangible fixed assets is ¥ 3,070 million	1. Accumulated depreciation Accumulated depreciation of tangible fixed assets is ¥ 3,342 million
2. Authorized number of shares Total number of authorized shares: Common stock 2,356,800 shares Special class share 1 share Current outstanding shares Common stock 1,919,832.75 shares Special class share 1.00 share	2. Authorized number of shares Total number of authorized shares: Common stock 2,356,798.56 shares Special class share 1.00 share Current outstanding shares Common stock 1,919,831.31 shares Special class share 1.00 share
3. Pledged assets Cash and deposits of ¥8,200 million are pledged as collateral for long-term borrowings of ¥8,592 million and guarantee obligations of ¥92,465 million.	3. Pledged assets Cash and deposits of ¥9,400 million are pledged as collateral for guarantee obligations of ¥101,733 million.
*4 Number of treasury shares Common stock 1 share	*4 ———————
5. Contingent Liabilities The Company is contingently liable as guarantors of indebtedness of the following companies: (millions of yen) INPEX Southwest Caspian Sea, Ltd. 69,358 INPEX Natuna Ltd. 17,937 JJI S&N B.V. 3,757 ALBACORA JAPAO PETROLEO LIMITADA 2,858 INPEX BTC Pipeline, Ltd.* 3,061 Sakhalin Oil and Gas Development Co., Ltd 3,746 INPEX ABK Ltd 295 Total 101,014 *This is a counter-guarantee against the completion guarantee for INPEX BTC Pipeline, Ltd.	5. Contingent Liabilities The Company is contingently liable as guarantors of indebtedness of the following companies: (millions of yen) INPEX Southwest Caspian Sea, Ltd. 74,416 INPEX Trading, Ltd. 24,449 INPEX Natuna Ltd. 10,572 INPEX North Caspian Sea, Ltd. 11,001 Sakhalin Oil and Gas Development Co., Ltd 6,979 INPEX BTC Pipeline, Ltd.* 3,656 ALBACORA JAPAO PETROLEO LIMITADA 2,343 INPEX ABK Ltd 193 Total 133,613 *This is a counter-guarantee against the completion guarantee for INPEX BTC Pipeline, Ltd.
6. Dividend Restriction The amount provided for under Article 124, Item 3, of the Enforcement Regulations of the Commercial Code is ¥716 million.	6. ———————

(Statements of Income)

For the year ended March 31, 2005	For the year ended March 31, 2006
*1. Major accounts in selling, general and administrative expenses are as follows:	*1. Major accounts in selling, general and administrative expenses are as follows:
(millions of yen)	(millions of yen)
Directors' remuneration 245	Directors' remuneration 271
Salaries and bonuses 2,682	Salaries and bonuses 3,025
Welfare and employee benefits 346	Welfare and employee benefits 375
Provisions for accrued directors' retirement benefits 96	Provisions for accrued directors' retirement benefits 106
Provisions for accrued employees' retirement benefits 112	Provisions for accrued employees' retirement benefits 162
Attorney's fee 360	Professional fees 1,191
Printing 295	Travel and transportation expenses 304
Depreciation 337	Commission expense 277
Administrative expenses transferred to other accounts (1,884)	Depreciation 318
	Administrative expenses transferred to other accounts (2,431)
*2. Research and development expenses included in general and administrative expenses: ¥53 million	*2. Research and development expenses included in general and administrative expenses: ¥50 million
*3. Other income arising out of transactions with subsidiaries and affiliates are as follows:	*3. Other income arising out of transactions with subsidiaries and affiliates are as follows:
Dividend Income ¥4,611 million	Dividend Income ¥4,641 million
Guarantee Fees Received ¥779 million	Interest Income ¥1,029 million
	Guarantee Fees Received ¥886 million

(Lease)

For the year ended March 31, 2005

None

For the year ended March 31, 2006

None

(Securities)

For the year ended March 31, 2005

There were no investments in subsidiaries and affiliates with determinable market values.

For the year ended March 31, 2006

There were no investments in subsidiaries and affiliates with determinable market values.

(Tax Accounting)

As of March 31, 2005	As of March 31, 2006
1. Significant components of deferred tax assets and deferred tax liabilities are summarized as follows:	1 Significant components of deferred tax assets and deferred tax liabilities are summarized as follows:

As of March 31, 2005

Deferred tax assets:	(millions of yen)
Allowance for investments in exploration	30,795
Loss on revaluation of land	4,543
Non-diductible accounts payable-other	3,425
Unrealized loss on investment securities	193
Accrued retirement benefits	451
Other	682
Total gross deferred tax assets	40,092
Valuation allowance	(38,521)
Total deferred tax assets	1,571
Deferred tax liabilities:	
Valuation gains and losses on stocks	10
Reserve for losses on overseas investments	1,494
Other	1
Total deferred tax liabilities	1,506
Net deferred tax assets	65

As of March 31, 2006

Deferred tax assets:	(millions of yen)
Allowance for investments in exploration	34,394
Loss on revaluation of land	4,543
Non-diductible accounts payable-other	5,380
Unrealized loss on investment securities	193
Unrealized holding loss on securities	576
Accrued retirement benefits	545
Non-diductible allowance for doubtful accounts	1,167
Other	558
Total gross deferred tax assets	47,359
Valuation allowance	(45,438)
Total deferred tax assets	1,920
Deferred tax liabilities:	
Reserve for losses on overseas investments	1,840
Other	0
Total deferred tax liabilities	1,841
Net deferred tax assets	79

2. A reconciliation of the difference between the statutory tax rate and the effective tax rates is as follows:

	As of March 31, 2005	As of March 31, 2006
Statutory tax rate	36.2%	36.2%
(Adjustments)		
Permanently non-deductible expenses such as entertainment expenditures	0.0%	0.0%
Permanently non-taxable income such as dividends income	(1.5%)	(1.0%)
Foreign tax credits	(30.3%)	(33.9%)
Foreign taxes	51.4%	52.4%
Changes in valuation allowance	(1.1%)	2.7%
Other	0.2%	(0.3%)
Effective tax rate	54.9%	56.1%

(Per Share Information)

Item	For the year ended March 31, 2005	For the year ended March 31, 2006
Net assets per share	¥196,436.16	¥227,822.09
Earnings per share	¥26,717.47	¥36,372.85
	Diluted net income per share is not presented because there are no dilutive potential of shares of common stock such as corporate bonds with warrants. There was a 3-for-1 stock split of common stock on May 18, 2004. Per share information for the previous fiscal year if this stock split had been made at the beginning of the previous year is presented as follows. Net assets per share ¥152,592.33 Earnings per share ¥15,986.65	Diluted net income per share is not presented because there are no dilutive potential of shares of common stock such as corporate bonds with warrants.

Note: Net income per share is calculated based on the following:

	For the year ended March 31, 2005	For the year ended March 31, 2006
Net income (millions of yen)	50,765	69,927
Amount not attributable to common shareholders (millions of yen)	98	98
(Directors' bonuses as appropriation of profit)	(98)	(98)
Net Income attributable to common stockholders (millions of yen)	50,667	69,829
Average number of shares (thousands of shares)	1,896	1,919
Common stock	1,896	1,919
Common stock equivalent share; Special class share	0	0

(Significant Subsequent Events)

<table>
<tr><th>For the year ended March 31, 2005</th><th>For the year ended March 31, 2006</th></tr>
<tr><td>Transfer of Shares of the Company held by the Japan National Oil Corporation to the Government
Japan National Oil Corporation, the Company's major shareholder and the largest shareholder, was dissolved as of April 1, 2005, pursuant to the "Law on the Abolishment of the Japan National Oil Corporation Law and the Metal Mining Agency of Japan Law" (the Item 93, 2002 Law). Accordingly, 692,307.75 shares of common stock and one special class share in the Company held by Japan National Oil Corporation were transferred to the Minister of Economy, Trade and Industry.</td><td>Establishment of the Joint Holdings Company

The Company and Teikoku Oil Co., Ltd. had reached agreement on the integration of the two companies, and signed a joint stock transfer agreement on November 5, 2005.
After the approval of "Establishment of the Parent Company through a Stock Transfer" at respective extraordinary shareholders' meetings and meeting of the Special Class Share on January 31, 2006, INPEX Holdings Inc." was established as a solo parent company on April 3, 2006. Accordingly, the Company became a wholly owned subsidiary of INPEX Holdings Inc.
Overview of a solo parent company as follows

(As of April 3, 2006)
<table>
<tr><td>Company name</td><td>INPEX Holdings Inc.</td></tr>
<tr><td>Company headquarter</td><td>4-1-18 Ebisu, Shibuya-ku, Tokyo, 150-0013, Japan</td></tr>
<tr><td>Date of establishment</td><td>April 3, 2006</td></tr>
<tr><td>Main business</td><td>Management and administration of subsidiaries and group companies</td></tr>
<tr><td>Capital</td><td>¥30 billion</td></tr>
<tr><td>Representative Director and President</td><td>Naoki Kuroda</td></tr>
</table>
</td></tr>
</table>

VI Change in the directors of the Company

No relevant matters.